
02030717



a Leader in containerboard & corrugated packaging


SEC MAIL PROCESSING
RECEIVED
APR 09 2002
WASH. D.C.
354
SECTION

2001 Annual Report

PACKAGING CORPORATION OF AMERICA

Solid Results

($MM Except Per Share Items)

Net Sales	$1,790
Net Income	$ 108
Earnings Per Share	$ .99
Free Cash Flow Per Share	$ 1.68
EBITDA	$ 391

Strong Position

Cash on Hand as of December 31	$ 82
Long-Term Debt as of December 31	$ 795
Net Debt to Total Capital	48.1%

Effective Utilization

$75 Million Increase in Cash on Hand

$74 Million Debt Reduction

$38 Million Common Stock Repurchases

Highlights Accomplishments

Company Overview

Unlike most other major companies in the paper and forest products industry, PCA is focused on a single line of business, containerboard and corrugated packaging products. This single business focus not only differentiates us from our major competitors, 't has helped us develop a level of operational excellence and profitability that is well-reco 'zed.

PCA i: ne sixth largest manufacturer of containerboard and corrugated packaging products in th United States, based on production capacity as reported in *Pulp and Paper's 2001 North Am.rican Fact Book.* In 2001, PCA produced about 2.1 million tons of containerboard and shipped about 26.1 billion square feet (BSF) of corrugated products, which produced net sales of $1.8 billion.

We manufacture a broad range of linerboard and corrugating medium at our four containerboard mills. We also produce a wide variety of corrugated packaging products at our 65 corrugated products plants, including:

- **Conventional shipping containers used to protect and transport manufactured goods**
- ***Multi-color boxes and displays with strong visual appeal used to merchandise the product in retail locations***
- **Special design/application meat and produce boxes used in the food and agriculture industry**

Highly integrated, PCA converts approximately 82% of the containerboard it produces into finished corrugated containers for sale to a broad base of both local and national customers.

PCA corporate headquarters are located in Lake Forest, Illinois, a suburb approximately 30 miles north of downtown Chicago. PCA's common stock is listed on the New York Stock Exchange under the ticker symbol "PKG."


Fiber Supply Woodlands
145,000 Acres Cutting Rights
600,000 Acres Under Supply Agreements
Mills
4 Mills, 2.3 Million Tons Capacity
82% Integration
18% Outside Sales
Corrugated Products
65 Plants, 26.1 BSF
Sales $1.8 Billion

To Our Shareholders

This past year was a very difficult and challenging, yet successful, year for PCA. The U.S. economy weakened throughout the year, finally drifting into recession by early fall, with gross domestic product for the entire year up only 1.2%. The dollar remained very strong, promoting trade deficits that further weakened demand for corrugated products in the U.S., and also making linerboard less competitive in export markets. Industry corrugated shipments in the U.S. fell 5.8% in 2001, which was the largest year over year decline since 1975, and containerboard exports fell to an eleven-year low. Finally, the events of September 11, 2001 served to further exacerbate the already poor performance and uncertainty of the U.S. economy.

Despite these difficult conditions, PCA was able to continue to generate good earnings and strong free cash flow, strengthen its balance sheet and outperform the industry by a wide margin. For the year, PCA's stock price closed up 12.6% at $18.15 per share while the S&P 500 was down 13.0%. Since the company's IPO in January 2000, PCA's stock has risen 51%, or $6.15 per share. Our primary focus and commitment during the year continued to be on the creation of shareholder value, and to this end we were much more successful than many others.



Paul T. Stecko
Chairman and Chief Executive Officer

For 2001, our net income from continuing operations and before extraordinary charges was $108 million, or $0.99 per share, which is a decline of 20% from our 2000 results. Lower earnings were driven primarily by lower prices for containerboard and corrugated products, lower corrugated products volume and lower containerboard production. The negative impact of these items was partially offset by lower interest expense and lower mill manufacturing costs.

The year over year decline in PCA's earnings was significantly less than our six largest containerboard competitors, whose earnings dropped anywhere from 28% to 80%, with five of the six's earnings down by 50% or more. PCA's superior performance was driven in large part by five major factors:

- **Products** — Containerboard remained one of the best performing product lines in the paper and forest products industry, and 96% of PCA's sales were in this segment. As shown below, virtually all of our major competitors have a much lower concentration of their total sales in containerboard and corrugated products. Supply discipline continued in containerboard in the face of weak markets both at home and abroad, with industry operating rates averaging only 86% in 2001. This discipline helped keep inventories at reasonable and slightly declining levels, with published linerboard and medium prices falling about $25 and $40 per ton respectively, year over year, a relatively small decline considering business conditions.

% of 2001 Revenues from Containerboard and Corrugated Products


10%
15%
25%
55%
75%
96%
Georgia-Pacific
International Paper
Weyerhaeuser/ Willamette
Temple-Inland/ Gaylord
Smurfit-Stone
PCA

Source: Company press releases and PCA estimates

- **Interest Expense** — PCA has continued to reduce interest expense as a result of its substantial debt reduction. Interest expense has fallen from an annual rate of $170 million in 1999, when we began operations as a stand-alone company, to $74 million in 2001.
- **Energy** — PCA was not affected as much as many other industrial companies by the significant run-up in natural gas prices during the first half of 2001. As a result of fuel flexibility capabilities and a low cost natural gas contract at Filer City, mill energy costs in 2001 were flat with 2000.
- **Operations** — PCA's containerboard mill system remains among the low cost producers in the industry, with excellent scale, productivity, fiber and energy costs. For the year, our mill manufacturing costs decreased about 4.5% compared to 2000. Our corrugated plants continued to focus on value-added products and services, and our volume decreased only 1.6% compared to a 5.8% decline for the industry. PCA took about 100,000 tons of mill downtime in 2001 to match our supply with our demand. This downtime was less than that of some others in the industry because of PCA's high mill-box plant integration level (82%), only a small drop in corrugated volume (1.6%), and our minimal dependence on exports (2% of sales).
- **Overhead** — We continued to operate at what we believe to be a low level of corporate overhead with a very efficient management infrastructure. Corporate overhead is now approximately 60% of the level incurred before becoming a stand-alone company in April 1999.

PCA's track record of generating strong cash flow from operations continued in 2001. For the year, PCA generated $313 million in operating cash flow after deducting interest expense and taxes. Of this $313 million, $131 million was used for capital expenditures, leaving net free cash flow of $182 million. This $182 million equates to $1.68 of free cash flow per share, or about 1.7 times reported earnings per share.

Interest rates fell continually throughout 2001, reducing PCA's cost of variable rate debt. As a result, we reduced the rate of our debt paydown and concluded that a more effective use of a portion of our free cash would be to repurchase PCA common stock. On May 18, we announced a $100 million share repurchase program. As of December 31, 2001, we repurchased $38 million of PCA common stock at an average price of $16.50 per share. We did, however, still pay down an additional $74 million in debt, and ended the year with $82 million of cash on hand. At December 31, our net debt was $713 million, a $1.156 billion reduction since April 1999. As a result, our net debt to total capital dropped to 48% compared to 84% in April 1999. Our year-end net long-term debt to EBITDA ratio of 1.8 times, and our EBITDA to interest ratio of 5.5 times, two key debt coverage indicators, are among the best in the paper and forest products industry.

PCA also continued to invest prudently to grow its business. Capital spending was $131 million in 2001 compared to our normal spending of about $110 million. As part of our capital spending, we installed state-of-the-art BHS corrugators at our plants in Los Angeles, CA; Omaha, NE; and Ashland, OH, at a cost of $25 million, which positions us for substantial corrugated products growth in these important markets. At our Filer City mill, which produces only 12% of our total containerboard but utilizes about 40% of PCA's natural gas purchases, we completed a $5 million project that enables the mill to burn coal. PCA's mills now have the capability to meet 70% of their purchased fuel needs with the two lowest cost fuel sources, purchased bark and coal.

At PCA our business and operating philosophy continues to revolve around three basic principles:

"Being Big and Small at the Same Time"

PCA strives to capture the advantages that both big and small companies possess. Our size gives us many capabilities to provide our customers the best value and our small company culture allows us to be very entrepreneurial and easy to do business with.

"Focus on the Hard to Do"

Doing things that are hard to do is often avoided, not embraced, by many companies. By mastering the hard to do, you can provide customers with the best products, values and services while earning excellent returns.

"People Make the Difference"

Being big and small at the same time and mastering the hard to do can be very difficult. It requires hard work and a very high level of teamwork. Our greatest strength lies in our 7,900 employees across the United States committed to meeting the needs of our over 8,000 customers.

As we enter 2002, we are well prepared and well positioned for an uncertain economy. Our balance sheet and debt coverage ratios are now among the strongest in the paper and forest products industry. We have a low cost mill system as well as excellent operations and an outstanding customer base in corrugated products. Industry supply discipline has helped reduce cyclicality and stabilize profitability. This will remain a key to success until demand picks up. In 2001, we demonstrated the ability to generate solid earnings and strong free cash flow in difficult times. Hopefully, the economy will improve, as many are predicting, which will further enhance our ability to create shareholder value.

P.T. Stecko

Chairman and
Chief Executive Officer

Operations & Locations

Containerboard Mills

Linerboard
- Counce, TN
- Valdosta, GA

Medium
- Filer City, MI
- Tomahawk, WI

Recycling Centers
- Jackson, TN
- Nashville, TN

Wood Products
- Ackerman, MS
- Fulton, MS
- Selmer, TN

Supply Service Centers
- Manheim, PA
- Orlando, FL
- Staunton, VA
- Thomasville, GA
- Vineland, NJ
- West Springfield, MA
- Winchester, VA

Packaging Systems and Supplies
- High Point, NC

Corrugated Machine Rebuild Center
- Honea Path, SC

Corrugated Products Facilities
- Akron, OH
- Allentown, PA
- Arlington, TX
- Ashland, OH
- Atlanta, GA
- Baltimore, MD
- Bolivar, TN
- Buffalo, NY
- Burlington, WI
- Chelmsford, MA
- Colby, WI
- Conrad, IA
- Denver, CO
- Edmore, MI
- El Paso, TX
- Fridley, MN
- Garland, TX
- Gas City, IN
- Golden Valley, MN
- Goldsboro, NC
- Grafton, WV
- Grandville, MI
- Hanover, PA
- Harrisonburg, VA
- High Point, NC
- Honea Path, SC
- Jackson, TN
- Jacksonville, FL
- Knoxville, TN
- Lakeland, FL
- Lancaster, PA
- Los Angeles, CA
- Marshalltown, IA
- Middletown, OH
- Milwaukee, WI
- Minneapolis, MN
- Morganton, NC
- Muskogee, OK
- Newark, OH
- Newberry, SC
- Northampton, MA
- Northglenn, CO
- Omaha, NE (2)
- Opelika, AL
- Oxnard, CA
- Phoenix, AZ
- Pittsburgh, PA
- Plano, TX
- Plymouth, MI
- Richmond, VA
- Roanoke, VA
- Rutherfordton, NC
- Salisbury, NC
- Salt Lake City, UT (2)
- South Gate, CA
- Syracuse, NY
- Traverse City, MI
- Trexlertown, PA
- Tucson, AZ
- Vincennes, IN
- Waco, TX (2)
- Watertown, NY
- Windsor, CO
- Winter Haven, FL

Graphic Design Centers
- Cincinnati, OH
- Dallas, TX
- South Brunswick, NJ
- South Gate, CA
- Westmont, IL

Technical and Development Center
- Mundelein, IL

Corporate Headquarters
- Lake Forest, IL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2001
Commission file number 1-15399**

PACKAGING CORPORATION OF AMERICA

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-4277050** (I.R.S. Employer Identification No.)
1900 West Field Court, Lake Forest, Illinois (Address of Principal Executive Offices)	**60045** (Zip Code)

Registrant's telephone number, including area code **(847) 482-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

At March 18, 2002, the aggregate market value of the Registrant's common equity held by nonaffiliates was approximately $1,177,402,219. This calculation of market value has been made for the purposes of this report only and should not be considered as an admission or conclusion by the Registrant that any person is in fact an affiliate of the Registrant.

On March 18, 2002, there were 105,423,918 shares of Common Stock outstanding.

Documents Incorporated by Reference

Specified portions of the Proxy Statement for the Registrant's 2002 Annual Meeting of Shareholders are incorporated by reference to the extent indicated in Part III of this Form 10-K.

INDEX

PART I

Item 1. BUSINESS

General

Packaging Corporation of America, or PCA, is the sixth largest producer of containerboard and corrugated products in the United States, based on production capacity as reported in the Pulp & Paper 2001 North American Fact Book. With 2001 net sales of $1.8 billion, PCA produced about 2.1 million tons of containerboard, about 82% of which was consumed in our corrugated products manufacturing plants, and shipped about 26.1 billion square feet of corrugated products.

In 2001, we produced about 1.3 million tons of kraft linerboard at our mills located in Counce, Tennessee and Valdosta, Georgia. We also produced about 0.8 million tons of semi-chemical corrugating medium at our mills located in Tomahawk, Wisconsin and Filer City, Michigan. We currently lease the cutting rights to approximately 145,000 acres of timberland located near our Counce and Valdosta mills. We also have supply agreements on about 600,000 of the 800,000 acres of timberland we sold during 1999 and 2000.

Our converting operations produce a wide variety of corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods. We also produce multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations. Finally, we are a large producer of meat boxes and wax-coated boxes for the agricultural industry.

Corporate Developments

On April 12, 1999, Pactiv Corporation, formerly known as Tenneco Packaging Inc., a wholly owned subsidiary of Tenneco Inc., sold its containerboard and corrugated products business to PCA, an entity formed by Madison Dearborn Partners, LLC, a private equity investment firm, in January 1999, for $2.2 billion, consisting of $246.5 million in cash, the assumption of $1,760.0 million of debt incurred by Pactiv immediately prior to the contribution, and a 45% common equity interest in PCA valued at $193.5 million. PCA Holdings LLC, an entity organized and controlled by Madison Dearborn, acquired the remaining 55% common equity interest in PCA for $236.5 million in cash, which was used to finance in part the transactions.

The financing of the transactions consisted of (1) borrowings under a new $1,469.0 million senior credit facility for which J.P. Morgan Securities Inc. and BT Alex. Brown Incorporated (the predecessor to Deutsche Banc Alex. Brown) were co-lead arrangers, (2) the offering of $550.0 million of 9⅝% senior subordinated notes due 2009, and $100.0 million of 12⅜% senior exchangeable preferred stock due 2010, (3) a cash equity investment of $236.5 million by PCA Holdings LLC and (4) an equity investment by Pactiv valued at $193.5 million. As required by their terms, the $550.0 million of senior subordinated notes and $100.0 million of senior exchangeable preferred stock issued in the April 12, 1999 transactions were exchanged for publicly registered securities in the same amounts in a registered exchange offer completed in October 1999.

The senior credit facility was entered into to finance in part the transactions and to pay related fees and expenses and to provide future borrowings to PCA for general corporate purposes, including working capital. The senior credit facility initially consisted of three term loan facilities in an original aggregate principal amount of $1,219.0 million and a revolving credit facility with up to $250.0 million in availability. Effective December 14, 1999, PCA elected to reduce its availability under the revolving credit facility from $250.0 million to $150.0 million.

On January 28, 2000, PCA became a publicly-traded company with the initial public offering of its common stock. In the offering, Pactiv sold 35,000,000 shares and PCA sold 11,250,000 new shares of common stock, both at an offering price of $12.00 per share. PCA used its net proceeds to redeem all of the outstanding senior exchangeable preferred stock on March 3, 2000.

PCA completed the refinancing of its $735.0 million senior secured debt and $150.0 million senior secured revolving credit facility on June 29, 2000. Completion of the refinancing eliminated Term Loan C, and reduced PCA's average effective interest rate on its senior secured term debt by approximately 100 basis points. PCA's total borrowings under the senior credit facility as of December 31, 2001 consisted of $119.0 million of term loans. No amounts were outstanding under the senior revolving credit facility as of that date.

On November 29, 2000, PCA established an on-balance sheet securitization program for its trade accounts receivable. To effectuate this program, PCA formed a wholly-owned limited purpose subsidiary, Packaging Credit Company, LLC, or PCC, which in turn formed a wholly-owned, bankruptcy-remote, special-purpose subsidiary, Packaging Receivables Company, LLC, or PRC, for the purpose of acquiring receivables from PCC. Both of these entities are included in the consolidated financial statements of PCA. Under this program, PCC purchases on an ongoing basis all of the receivables of PCA and sells such receivables to PRC. PRC and lenders established a $150.0 million receivables-backed revolving credit facility through which PRC obtains funds to purchase receivables from PCC. The receivables purchased by PRC are and will be solely the property of PRC. In the event of a liquidation of PRC, the creditors of PRC would be entitled to satisfy their claims from PRC's assets prior to any distribution to PCC or PCA. Credit available under the receivables credit facility is on a borrowing-base formula. As a result, the full amount of the facility may not be available at all times. As of December 31, 2001, $126.0 million was outstanding and $24.0 million was available for additional borrowing under the receivables credit facility. The highest outstanding principal balance under the receivables credit facility during fiscal 2001 was $142.0 million.

During the first half of 2001, Pactiv sold approximately 6,160,240 shares of PCA common stock which represented its remaining ownership interest.

Industry Overview

According to the Fibre Box Association, the value of industry shipments of corrugated products was over $23 billion in 2001.

The primary end-use markets for corrugated products are shown below:

Food, beverages and agricultural products	41.3%
Paper and fiber products	21.0%
Petroleum, plastic, synthetic and rubber products	11.1%
Toys, amusement, sporting and athletic goods	7.7%
Glass, pottery, fabricated metal and metal containers	5.3%
Electrical and electronic machinery and appliances	3.3%

Converting plants tend to be located in close proximity to customers to minimize freight costs. The corrugated products industry consists of an estimated 676 companies in the United States.

Containerboard, which includes both linerboard and corrugating medium, is the principal raw material used to manufacture corrugated products. Linerboard is used as the inner and outer facings, or liners, of corrugated products. Corrugating medium is fluted and laminated to linerboard in corrugator plants to produce corrugated sheets. The sheets are subsequently printed, cut, folded and glued in corrugator plants or sheet plants to produce corrugated products.

Containerboard may be manufactured from both softwood and hardwood fibers, as well as from recycled fibers from used corrugated and waste from converting operations. Kraft linerboard is made predominantly from softwoods like pine. Semi-chemical corrugating medium is made from hardwoods such as oak. The finished paper product is wound into large rolls, which are slit to size as required by converters, and shipped to them.

Linerboard is made in a range of grades or basis weights. The most common basis weight for linerboard is 42 lb., although linerboard is produced in weights that vary from under 26 lb. to over 90 lb. Basis weight represents the weight in pounds per thousand square feet of linerboard. Producers also market linerboard by performance characteristics, appearance and color. The following table describes different product weight, performance and color characteristics:

Category	Products	Description
Weights (lb./1,000 sq. ft.)	26-38 lb.	Lightweights
	41-56	Middleweights
	61-90	Heavyweights
	>90	Super heavyweights
Performance	High ring crush	Stacking or compression strength
	Tare weight	Minimal variations in basis weight
	Wet strength	Strength while wet
Color	Mottled white	Bleached pulp applied to unbleached sheet; mottled appearance
	White top	Even, white surface appearance
	Full bleached	Solid white throughout

Historically, pricing for containerboard has reflected changes in containerboard supply that resulted from major capacity additions, as well as changes in demand.

PCA Operations and Products

Our two linerboard mills can manufacture a broad range of linerboard grades ranging from 26 lb. to 96 lb. Our two semi-chemical corrugating medium mills can manufacture grades ranging in weight from 21 lb. to 47 lb. All four of our mills have completed an extensive independent review process to become ISO 9002 certified. ISO 9002 is an international quality certification that verifies a facility maintains and follows stringent procedures for manufacturing, sales and customer service.

Counce. Our Counce, Tennessee mill is one of the largest linerboard mills in the United States. Its production capacity is approximately 980,000 tons per year. In 2001, we produced approximately 952,000 tons of kraft linerboard on two paper machines at Counce. We produced a broad range of basis weights from 26 lb. to 96 lb. The mill also produces a variety of performance and specialty grades of linerboard including high-ring crush and wet strength.

Valdosta. Our Valdosta, Georgia mill is a kraft linerboard mill that has a production capacity of approximately 406,000 tons per year. In 2001, our single paper machine at Valdosta produced approximately 391,000 tons of kraft linerboard. Valdosta primarily produces light to middleweight linerboard ranging from 35 lb. to 56 lb., and heavyweight/super heavyweight linerboard ranging from 61 lb. to 96 lb.

Tomahawk. Our Tomahawk, Wisconsin mill is the second largest corrugating medium mill in the United States with production capacity of 547,000 tons per year. In 2001, we produced approximately 528,000 tons of semi-chemical corrugating medium at Tomahawk using three paper machines, one of which is among the largest corrugating medium machines in the world. These machines produce a broad range of basis weights from 21 lb. to 47 lb. Our Tomahawk mill also produces a variety of performance and specialty grades of corrugating medium. This includes high ring crush, wet strength, tare weight and super heavyweight.

Filer City. Our Filer City, Michigan mill is a semi-chemical corrugating medium mill currently operating with two machines with a production capacity of 292,000 tons. In 2001, we produced approximately 254,000 tons of corrugating medium on two paper machines at Filer City. In July 1998, we shut down one machine at Filer City. Mill production capacity at Filer City is 362,000 tons a year if we run all three paper machines. Filer City produces a range of corrugating medium grades in basis weights from 21 lb. to 40 lb.

We operate 65 corrugated products plants, a supply services group, a technical and development center and five graphic design centers. Of the 65 corrugated products plants, 38 have a corrugator on site and manufacture both combined sheets and finished products. The remaining 27 corrugated products plants purchase combined sheets and create finished products. Two other small specialty facilities include a collating and distribution packaging center, as well as a machine rebuild facility. The five graphic design centers are located in Westmont, Illinois; Cincinnati, Ohio; Dallas, Texas; South Brunswick, New Jersey; and South Gate, California.

These graphic design centers were established in response to customers' increasing need for sophisticated, high impact graphics on their corrugated products. Customers are increasingly using special in-store corrugated displays to market their products and are requiring more intricate packaging designs. Our graphic design centers offer state-of-the-art computers and equipment that are capable of 24-hour design turnaround and reduced product delivery times.

Our converting operations are spread throughout the United States. Each corrugator plant serves a market radius that typically averages 150 miles. Our sheet plants are generally located in close proximity to our larger corrugator plants which enables us to offer additional services and converting capabilities such as small volume and quick turnaround items.

We produce a wide variety of products ranging from basic corrugated shipping containers to specialized packaging such as wax-coated boxes for the agriculture industry. We also have multi-color printing capabilities to make high-impact graphics boxes and displays that offer customers more attractive packaging.

Timberland

We currently lease the cutting rights to approximately 145,000 acres of timberland located near our Counce and Valdosta mills. Virtually all of the acres under cutting rights agreements are located within 100 miles of our mills, which results in lower wood transportation costs and provides a secure source of wood fiber. Most of these leased cutting rights agreements have terms with over 20 years remaining.

During 1999 and 2000, PCA sold about 800,000 acres of timberland. As part of the timberland sale agreements, we entered into supply arrangements covering about 600,000 acres of the total acres sold. We also retained a one-third equity ownership interest in 385,000 acres sold to Southern Timber Venture, LLC in November 2000.

In addition to the timberland we manage ourselves, our Forest Management Assistance Program provides professional forestry assistance to private timberland owners to improve harvest yields and to optimize their harvest schedule. We have managed the regeneration of approximately 120,000 acres by supplying pine seedlings. In exchange for our expertise, we are given the right of first refusal over timber sales from those lands. These private lands include over 185,000 acres of timberland. We expect to harvest approximately 115,000 cords of wood from these forests annually.

PCA also participates in the Sustainable Forestry Initiative, which is organized by the American Forest and Paper Association. This initiative is aimed at ensuring the long-term health and conservation of America's forestry resources. Activities include limiting tree harvest sizes, replanting harvest acreage, participating in flora and fauna research and protecting water streams.

Solid Wood and Recycling Facilities

We own three sawmills located in Ackerman and Fulton, Mississippi and Selmer, Tennessee. During 2001, these three sawmills sold approximately 118 million board feet of lumber used to make furniture and building products. We also have an air-dry yard operation in Burnsville, Mississippi that holds newly cut lumber while it dries.

We also operate two paper recycling centers, one in Jackson, Tennessee and one in Nashville, Tennessee. These recycling centers collect old corrugated containers, newspapers and other paper that provide a source of recycled fiber to our nearby Counce mill.

Sales and Marketing

Our corrugated products are sold through a direct sales and marketing organization. Sales representatives and a sales manager at each converting operations facility serve local and regional accounts. Corporate account managers serve large national accounts at multiple customer locations. Additionally, our graphic design centers maintain an on-site dedicated graphics sales force. General marketing support is located at our corporate headquarters.

Our containerboard sales group is responsible for the sale of linerboard and corrugating medium to our corrugator plants, to other domestic customers and to the export market. This group handles order processing for all shipments of containerboard from our mills to our corrugator plants. These personnel also coordinate and execute all containerboard trade agreements with other containerboard manufacturers.

In addition to direct sales and marketing personnel, we utilize support personnel that are new product development engineers and product graphics and design specialists. These individuals are located at both the corrugator plants as well as the graphic design centers.

Distribution

Our corrugated products are usually delivered by truck due to our large number of customers and their demand for timely service. Shipping costs represent a relatively high percentage of our total costs due to the high bulk of corrugated products. As a result, our converting operations typically service customers within a 150 miles radius.

Containerboard produced in our mills is shipped by rail or truck. Our individual mills do not own or maintain outside warehousing facilities. We do use some third-party warehouses for short-term storage.

Customers

PCA's corrugated products group sells to over 8,000 customers in over 14,000 locations. About 70% of our corrugated products customers are regional and local accounts, which are broadly diversified across industries and geographic locations. The remaining 30% of our customer base consists primarily of national accounts, or those customers with a national presence. These customers typically purchase corrugated products from several of our box plants throughout the United States.

In 2001, our 65 corrugated products plants consumed approximately 82% of our mills' containerboard production. Of the remaining 18% of our containerboard production that we did not consume at our own converting operations, about 13% is sold to domestic customers, and about 5% is sold to export customers.

Major Raw Materials Used

Fiber supply. Fiber is the single largest cost in the manufacture of containerboard. To reduce our fiber costs, we have invested in processes and equipment to ensure a high degree of fiber flexibility. Our mills have the capability to shift a portion of their fiber consumption between softwood, hardwood and recycled sources. With the exception of our Valdosta mill, our other mills can utilize some recycled fiber in their containerboard production. Our ability to use various types of virgin and recycled fiber helps mitigate the impact of changes in the prices of various fibers.

Energy supply. Energy at the mills is obtained through purchased electricity or through various fuels which are then converted to steam or electricity on-site. Fuel sources include coal, natural gas, oil, internally produced and purchased bark and by-products of the containerboard manufacturing and pulping process. These fuels are burned in boilers to produce steam. Steam turbine generators are used to produce electricity. To reduce our mill energy cost, we have invested in processes and equipment to ensure a high level of purchased fuel flexibility. Approximately 70% of our mill purchased fuel needs are from purchased bark and coal, historically our two lowest cost fuels.

Our two kraft linerboard mills at Counce and Valdosta generate approximately 65% to 70% of their fuel requirements from their own by-products. Approximately 50% of our electricity consumption for the four mills is generated on-site.

Competition

Corrugated products are produced by about 676 U.S. companies operating approximately 1,450 plants. Most corrugated products are custom manufactured to the customer's specifications. Corrugated producers generally sell within a 150-mile radius of their plants and compete with other corrugated producers in their local market. In fact, the Fibre Box Association tracks industry data by 47 distinct market regions.

The larger, multi-plant integrated companies may also solicit larger, multi-plant customers who purchase for all of their facilities on a consolidated basis. These customers are often referred to as national or corporate accounts.

Corrugated products businesses seek to differentiate themselves through pricing, quality, service, design and product innovation. We compete for both local and national account business and we compete against producers of other types of packaging products. On a national level, our competitors include Four M Corporation, Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone Container Corporation, Temple-Inland Inc. and Weyerhaeuser Company. However, with our strategic focus on local and regional accounts, we believe we compete as much with the smaller, independent converters as with the larger, integrated producers.

The competition relative to PCA's containerboard produced but not consumed at our own corrugated products plants are a number of large, diversified paper companies, including Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone Container Corporation, Temple-Inland Inc. and Weyerhaeuser Company, as well as other regional manufacturers. Containerboard is generally considered a commodity-type product and can be purchased from numerous suppliers.

Employees

As of December 31, 2001, we had approximately 7,900 employees. Approximately 2,200 of these employees were salaried and approximately 5,700 were hourly. Approximately 75% of our hourly employees are represented by unions. Our unionized employees are represented primarily by the Paper, Allied Industrial, Chemical, Energy Workers International Union, the International Association of Machinists, the Graphic Communications International Union and the United Steel Workers of America (USWA).

Contracts for our unionized mill employees expire between June 2002 and June 2007. Contracts for unionized converting plant employees expire between January 2002 and June 2007. We are currently in negotiations to renew or extend any union contracts that have recently expired or are expiring in the near future.

In 2001, we experienced a one-month strike at the Filer City mill with the USWA. The strike was settled, and the mill's current agreement expires in May 2006. Prior to this incident we had experienced no instances of significant work stoppages in the previous 15 years. We believe we have satisfactory relations with our employees.

Environmental Matters

Compliance with environmental requirements is a significant factor in our business operations. We commit substantial resources to maintaining environmental compliance and managing environmental risk. We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. We believe that we are currently in material compliance with all applicable environmental rules and regulations. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. We work diligently to anticipate and budget for the impact of applicable environmental regulations and do not currently expect that future environmental compliance obligations will materially affect our business or financial condition.

In April 1998, the United States Environmental Protection Agency (EPA) finalized a new Clean Air and Water Act commonly referred to as the Cluster Rules, which govern all pulp and paper mill operations, including those at our mills. Over the next several years, the Cluster Rules will affect our allowable discharges of air and water pollutants. As a result, PCA and its competitors are required to incur costs to ensure compliance with these new rules. From 1997 through 2001, we spent approximately $29.9 million on Cluster Rule compliance to meet Clean Air Act requirements. Total capital costs for environmental matters, including Cluster Rule compliance, were $8.6 million for 2001. We currently estimate 2002 environmental expenditures will be $6.8 million, of which $1.0 million of the expenditures are to meet 2002 to 2005 Cluster Rule requirements. Our current spending projections to complete all Cluster Rule compliance requirements at our four mills is about $23.6 million from 2002 to 2005.

As is the case with any industrial operation, we have in the past incurred costs associated with the remediation of soil or groundwater contamination. From January 1994 through December 2001, remediation costs at our mills and converting plants totaled about $2.8 million. We do not believe that any on-going remedial projects are material in nature. As of December 31, 2001, we maintained an environmental reserve of $3.4 million, which includes funds relating to onsite landfill and surface impoundments as well as on-going and anticipated remedial projects. We believe these reserves are adequate.

We could also incur environmental liabilities as a result of claims by third parties for civil damages, including liability for personal injury or property damage, arising from releases of hazardous substances or contamination. We are not aware of any material claims of this type currently pending against us.

In the transactions, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing offsite waste disposal. Pactiv also retained environmental liability for a closed landfill located near the Filer City mill.

Item 2. PROPERTIES

The table below provides a summary of our containerboard mills, the principal products produced and each mill's capacity.

Location	Function	Capacity (tons)
Counce, TN	Kraft linerboard mill	980,000
Valdosta, GA	Kraft linerboard mill	406,000
Tomahawk, WI	Semi-chemical medium mill	547,000
Filer City, MI	Semi-chemical medium mill	362,000*
Total		2,295,000

* We have operated only two of our three paper machines at Filer City since July 1998, reducing the total productive capacity by 70,000 tons to 292,000 tons, and to 2,225,000 tons for our total mill containerboard system.

Each of the mills is currently subject to a mortgage held by Morgan Guaranty Trust Company of New York on behalf of the lenders under the senior credit facility.

In addition to our mills, we own 42 corrugated products plants. We also own three sawmills, an air-drying yard, one recycling facility, one warehouse and miscellaneous other property, which includes sales offices and woodlands forest management offices. These sales offices and woodlands forest management offices generally have one to four employees and serve as administrative offices. We lease 23 corrugated products plants, five regional design centers, one recycling facility and numerous other distribution centers, warehouses and facilities. PCA has one leased property outside of the continental United States in Nogales, Mexico. All of our owned real property is subject to a first priority mortgage held by Morgan Guaranty Trust Company of New York on behalf of the lenders under the senior credit facility.

We lease the cutting rights to approximately 145,000 acres of timberland located near our Counce and Valdosta mills. Most of these cutting rights agreements have terms with over 20 years remaining.

We currently lease our executive and administrative offices in Lake Forest, Illinois from Pactiv under a lease expiring in January 2003. We currently believe that our facilities and properties are sufficient to meet our operating requirements for the foreseeable future.

Item 3. LEGAL PROCEEDINGS

On May 14, 1999, we were named as a defendant in a Consolidated Class Action Complaint which alleged a civil violation of Section 1 of the Sherman Act. The suit, captioned *Winoff Industries, Inc. v. Stone Container Corporation*, MDL No. 1261 (E.D. Pa.), names us as a defendant based solely on the allegation that PCA is successor to the interests of Tenneco Packaging Inc. and Tenneco Inc., both of which were also named as defendants in the suit, along with nine other linerboard manufacturers. The complaint alleges that the defendants, during the period October 1, 1993 through November 30, 1995, conspired to limit the supply of linerboard, and that the purpose and effect of the alleged conspiracy was artificially to increase prices of corrugated containers. The plaintiffs have moved to certify a class of all persons in the United States who purchased corrugated containers directly from any defendant during the above period, and seek treble damages and attorneys' fees on behalf of the purported class. The Court granted plaintiffs' motion on September 4, 2001, but modified the proposed class to exclude those purchasers whose prices were "not tied to the price of linerboard". The defendants have appealed the Court's class certification decision, and that appeal is currently pending before the Court of Appeals for the Third Circuit. The case is currently set for trial in January 2003. We believe that the plaintiffs' allegations have no merit and intend to defend against the suit vigorously. We do not believe that the outcome of this litigation should have a material adverse effect on our financial position, results of operations, or cash flow.

We are also party to various legal actions arising in the ordinary course of our business. These legal actions cover a broad variety of claims spanning our entire business. We believe that the resolution of these legal actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2001.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market for Common Stock; Dividends

PCA's common stock is listed on the New York Stock Exchange under the symbol "PKG". The following table sets forth the high and low sale prices as reported by the New York Stock Exchange during the last year.

	Fiscal Year 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Stock sale prices per share:					
High	$16.50	$16.98	$20.70	$18.64	$20.70
Low	$12.65	$12.85	$14.75	$14.23	$12.65

	Fiscal Year 2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Stock sale prices per share:					
High	$12.19	$12.75	$13.19	$16.81	$16.81
Low	$ 9.25	$ 9.88	$10.25	$10.88	$ 9.25

As of March 1, 2002, there were 72 holders of record of PCA's common stock.

PCA has never paid dividends on the common stock, and PCA currently has no plans to do so. The payment of any future dividends will be determined by PCA's Board of Directors in light of conditions then existing, including PCA's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of the agreements governing our outstanding indebtedness, we are restricted in the amount of dividends we can pay on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have "capital surplus" or "net profits" available for this purpose, as these terms are defined under Delaware law.

No equity securities of PCA were sold by PCA during fiscal year 2001 which were not registered under the Securities Act of 1933.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth the selected historical financial and other data of PCA and the containerboard and corrugated products business of Pactiv Corporation (the "Group"). The selected historical financial and other data as of and for the years ended December 31, 1997 and 1998, and for the period from January 1, 1999 to April 11, 1999, was derived from the audited combined financial statements of the Group. The historical financial data as of December 31, 1999 and for the period from April 12, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001 has been derived from the audited consolidated financial statements of PCA included elsewhere in this report. The information contained in the following table also should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements of PCA including the notes thereto, contained elsewhere in this report.

	Group			PCA(1)		
(In thousands, except per share data)	Year Ended Dec. 31, 1997	Year Ended Dec. 31, 1998	Jan. 1, 1999 Through April 11, 1999	April 12, 1999 Through Dec. 31, 1999	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 2001
Statement of Income Data:						
Net sales	$1,482,889	$1,643,823	$ 453,207	$1,317,342	$1,921,868	$1,789,956
Income (loss) before cumulative effect of accounting change and extraordinary item	$ 27,390	$ 71,439	$ (128,599)	$ 47,397	$ 172,961	$ 107,522
Cumulative effect of accounting change	—	—	—	—	—	(495)
Extraordinary item	—	—	(6,327)	(6,897)	(11,060)	(609)
Net income (loss)	27,390	71,439	(134,926)	40,500	161,901	106,418
Preferred dividends and accretion of preferred stock issuance costs	—	—	—	(9,296)	(18,637)	—
Net income (loss) available to common stockholders	$ 27,390	$ 71,439	$ (134,926)	$ 31,204	$ 143,264	$ 106,418
Basic earnings per share(2):						
Income (loss) before cumulative effect of accounting change and extraordinary item	$ .29	$ .76	$ (1.36)	$ .41	$ 1.47	$ 1.01
Cumulative effect of accounting change	—	—	—	—	—	—
Extraordinary item	—	—	(.07)	(.07)	(.10)	(.01)
Net income (loss) per common share	$ .29	$ .76	$ (1.43)	$ .34	$ 1.37	$ 1.00
Diluted earnings per share(2):						
Income (loss) before cumulative effect of accounting change and extraordinary item	$ .29	$ .76	$ (1.36)	$ .39	$ 1.43	$ .99
Cumulative effect of accounting change	—	—	—	—	—	—
Extraordinary item	—	—	(.07)	(.07)	(.10)	(.01)
Net income (loss) per common share	$ .29	$ .76	$ (1.43)	$ .32	$ 1.33	$ .98
Weighted average common shares outstanding	94,600	94,600	94,600	92,108	104,890	106,277

(In thousands, except per share data)	Group			PCA(1)		
	Year Ended Dec. 31, 1997	Year Ended Dec. 31, 1998	Jan. 1, 1999 Through April 11, 1999	April 12, 1999 Through Dec. 31, 1999	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 2001
Balance Sheet Data:						
Total assets	$1,317,263	$1,367,403	$2,391,089	$2,153,208	$1,942,112	$1,971,780
Total long-term obligations(3)	27,864	17,552	1,760,466	1,432,553	869,414	795,217
Shareholders equity/interdivision account	854,060	908,392	156,697	416,699	687,424	769,834

1) There was no activity for PCA from January 25, 1999, its date of inception, through April 11, 1999.

2) Earnings per share through April 11, 1999 has been calculated using the historical earnings of the Group and the number of common shares resulting from the closing of the acquisition on April 12, 1999 (94,600,000 common shares after giving effect to the 220-for-one stock split). For the PCA historical period from April 12, 1999 to December 31, 1999, earnings available to common stockholders includes a reduction for $9,296 of preferred stock dividends. For the year ended December 31, 2000, earnings available to common stockholders includes reductions of $2,371 of preferred stock dividends and $16,266 for the redemption of PCA's 12⅜% preferred stock. PCA did not declare any dividends on its common shares in 1999, 2000 or 2001.

For all periods presented through April 11, 1999, basic and diluted earnings per share are the same because there are no potentially dilutive other securities. For the PCA historical period from April 12, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001, diluted earnings per share includes the dilutive effect of the portion of the 6,576,460 options granted in June 1999 and the 1,059,700 options granted in 2000 that remained unexercised, and the dilutive effect of the 953,350 options granted in 2001. This dilutive effect is calculated using the treasury stock method.

3) Total long-term obligations include long-term debt, the current maturities of long-term debt and redeemable preferred stock. The amount excludes amounts due to Pactiv or other Tenneco affiliates as part of the Group's interdivision account or other financing arrangement.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements about us within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. Forward-looking statements include information concerning our future financial condition and business strategy. Statements that contain words such as "believes," "expects," "anticipates," "intends," "prospects," "estimates," "should," "may" or similar expressions are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. While we believe these expectations and projections are reasonable, forward-looking statements are inherently subject to risks, uncertainties and assumptions about us.

The following discussion of historical results of operations and financial condition should be read in conjunction with the audited financial statements and the notes thereto which appear elsewhere in this report.

Overview

In connection with the April 12, 1999 transactions, PCA acquired the containerboard and corrugated products business of Pactiv Corporation (the "Group"), formerly known as Tenneco Packaging Inc., a wholly owned subsidiary of Tenneco, Inc. From its formation in January 1999 and through the closing of the acquisition on April 12, 1999, PCA did not have any significant operations. Accordingly, the historical financial results for periods prior to April 12, 1999 described below are those of the Group.

The Group operated prior to April 12, 1999 as a division of Pactiv, and not as a separate, stand-alone entity. As a result, the historical financial information included in this report does not necessarily reflect what the Group's financial position and results of operations would have been had the Group been operated as a separate, stand-alone entity during the periods prior to April 12, 1999.

The April 12, 1999 acquisition was accounted for using historical values for the contributed assets. Purchase accounting was not applied because, under the applicable accounting guidance, a change of control was deemed not to have occurred as a result of the participating veto rights held by Pactiv after the closing of the transactions under the terms of the stockholders agreement entered into in connection with the transactions.

General

Containerboard demand is dependent upon both domestic demand for corrugated products and linerboard export activity.

According to Pulp & Paper Week, after giving effect to price decreases in 2001, average prices in December 2001 for linerboard and corrugating medium were 12% and 15% lower, respectively, than December 2000 prices.

Pulp & Paper Week, in its February 18, 2002 publication, reported that prices for linerboard and corrugating medium decreased $5 per ton, or 1%, and $10 per ton, or 3%, respectively, compared to December 2001 levels. The March 18, 2002 Pulp & Paper Week Publication reported that prices remained unchanged from February 2002 levels.

Results of Operations

The historical results of operations of the Group and PCA are set forth below:

	Group	PCA			
	For the Period From January 1, 1999 Through April 11, 1999	For the Period From April 12, 1999 Through December 31, 1999	For the Pro Forma Year Ended December 31, 1999	For the Year Ended December 31, 2000	For the Year Ended December 31, 2001
(In millions)					
Net Sales	$ 453.2	$1,317.3	$1,770.5	$1,921.9	$1,790.0
Operating Income (Loss)	$(212.1)	$ 192.2	$ 218.2	$ 404.8	$ 249.5
Interest Expense	(0.2)	(107.6)	(151.7)	(117.6)	(74.1)
Income (Loss) Before Taxes, Cumulative Effect of Accounting Change and Extraordinary Item	(212.3)	84.6	66.5	287.2	175.4
Provision for Income Taxes	83.7	(37.2)	(30.3)	(114.2)	(67.9)
Income (Loss) Before Cumulative Effect of Accounting Change and Extraordinary Item	(128.6)	47.4	36.2	173.0	107.5
Cumulative Effect of Accounting Change	—	—	—	—	(0.5)
Extraordinary Item	(6.3)	(6.9)	(6.9)	(11.1)	(0.6)
Net Income (Loss)	(134.9)	40.5	29.3	161.9	106.4
Preferred Dividends and Accretion of Preferred Stock Issuance Costs	—	(9.3)	(12.8)	(18.6)	—
Net Income (Loss) Available to Common Shareholders	$(134.9)	$ 31.2	$ 16.5	$ 143.3	$ 106.4

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Net sales decreased by $131.9 million, or 6.9%, for the year ended December 31, 2001 from the year ended December 31, 2000. The decrease was primarily the result of decreased sales prices, reduced volume of containerboard sold to third parties, and slightly lower corrugated products volume.

Total corrugated products volume decreased 1.1% to 26.1 billion square feet in 2001 compared to 26.4 billion square feet in 2000. On a comparable shipment-per-workday basis, corrugated products volume decreased 1.6% in 2001 from 2000. The larger percentage decrease was due to the fact that 2001 had one more workday, those days not falling on a weekend or holiday, than 2000. Containerboard volume to external domestic and export customers decreased 11.2% to 520,000 tons for the year ended December 31, 2001 from 586,000 tons in the comparable period of 2000.

According to Pulp & Paper Week, average industry mid-point linerboard and semi-chemical medium prices for 42 lb. Liner-East and 26 lb. Medium-East, which are representative benchmark grades, were $444 and $404, respectively, per ton in 2001. This compares to $468 and $446, respectively, per ton in 2000.

Income Before Interest Expense and Income Taxes (Operating Income)

Operating income decreased by $95.0 million, or 27.6%, for the year ended December 31, 2001 compared to 2000. The decrease was the result of decreased sales prices, lower volume of containerboard sold to third parties, and slightly lower corrugated products volume. Operating income for 2000 excludes a fourth quarter gain on timberland sales of $60.4 million.

Gross profit decreased $85.5 million, or 17.0%, for the year ended December 31, 2001 from the year ended December 31, 2000. Gross profit as a percentage of sales declined from 26.2% of sales in 2000 to 23.3% of sales in the current year primarily due to the sales price decreases described above.

Corporate overhead for the year ended December 31, 2001, increased by $0.4 million, or 0.9%, from the year ended December 31, 2000.

Selling and administrative expenses increased $5.3 million, or 4.4%, for the year ended December 31, 2001 from the comparable period in 2000. The increase was primarily the result of increased salary and other general selling related expenses.

Interest Expense and Income Taxes

Interest expense decreased by $43.7 million, or 37.1%, for the year ended December 31, 2001 from the comparable period in 2000, primarily due to prepayments PCA made on its term loans under the senior credit facility.

PCA's effective tax rate was 38.7% for the year ended December 31, 2001 and 39.8% for the year ended December 31, 2000. The tax rate is higher than the federal statutory rate of 35.0% due to state income taxes.

Year Ended December 31, 2000 Compared to Pro Forma Year Ended December 31, 1999

Net Sales

Net sales increased by $151.3 million, or 8.5%, for the year ended December 31, 2000 from the pro forma year ended December 31, 1999. The increase was primarily the result of increased sales prices of corrugated products and containerboard to third parties.

Corrugated products volume was essentially flat in 2000 compared to record volume in 1999 of 26.6 billion square feet. Containerboard volume to external domestic and export customers increased 2.6% to 586,000 tons for the year ended December 31, 2000 from 572,000 tons in the comparable period of 1999.

According to Pulp & Paper Week, average industry mid-point linerboard and semi-chemical medium prices for 42 lb. Liner-East and 26 lb. Medium-East, which are representative benchmark grades, were $468 and $446, respectively, per ton in 2000. This compares to $401 and $361, respectively, per ton in 1999.

Income Before Interest Expense and Income Taxes (Operating Income)

Operating income increased by $138.4 million, or 67.2%, for the year ended December 31, 2000 compared to pro forma 1999. The increase was the result of increased sales prices of corrugated products and containerboard to third parties and reduced corporate overhead expenses. Operating income results for both years exclude fourth quarter gains on timberland sales of $60.4 million and $12.2 million for 2000 and 1999, respectively.

Gross profit increased $144.0 million, or 40.1%, for the year ended December 31, 2000 from the pro forma year ended December 31, 1999. Gross profit as a percentage of sales improved from 20.3% of sales in 1999 to 26.2% of sales in 2000 primarily due to the sales price increases described above.

Corporate overhead for the year ended December 31, 2000, decreased by $2.5 million, or 5.8%, from the pro forma year ended December 31, 1999. The reduction primarily reflects the difference in cost between the overhead charged to the Group by Tenneco and Pactiv and overhead expenses incurred by PCA as a stand-alone entity. Corporate overhead for the pro forma year ended December 31, 1999 included three and one-half months of corporate overhead, through April 11, 1999, charged by Tenneco and Pactiv and eight and one-half months of corporate overhead expenses incurred by PCA as a stand-alone entity.

Selling and administrative expenses increased $8.6 million, or 7.8%, for the year ended December 31, 2000 from the comparable period in 1999. The increase was primarily the result of increased salary and other general selling related expenses.

Interest Expense and Income Taxes

Interest expense decreased by $34.0 million, or 22.4%, for the year ended December 31, 2000 from the comparable pro forma period in 1999, primarily due to prepayments PCA made on its term loans under the senior credit facility.

PCA's effective tax rate was 39.8% for the year ended December 31, 2000 and 45.5% for the pro forma year ended December 31, 1999. The tax rate is higher than the federal statutory rate of 35.0% due to state income taxes.

Liquidity and Capital Resources

Operating Activities

Cash flow provided by operating activities decreased $25.6 million, or 7.6%, for the year ended December 31, 2001 from the comparable period in 2000. The decrease was primarily due to lower income.

Cash flow provided by operating activities increased $127.8 million, or 60.5%, for the year ended December 31, 2000 from the comparable pro forma period in 1999. The increase was primarily due to an increase in net income.

Investing Activities

Cash used for investing activities increased by $252.9 million, or 212.7%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. The change was primarily attributable to a reduction in proceeds from timberland sales of $247.9 million.

Cash used for investing activities increased by $31.5 million, or 20.9%, for the year ended December 31, 2000 compared to the pro forma year ended December 31, 1999. The increase was primarily attributable to increased capital expenditures and a reduction in proceeds from timberland sales.

As of December 31, 2001, PCA had commitments for capital expenditures of $44.5 million. PCA believes operating cash flow from continuing operations will be sufficient to fund these commitments.

Financing Activities

Cash used for financing activities decreased by $355.5 million, or 77.2%, for the year ended December 31, 2001 compared to the year ended December 31, 2000, primarily reflecting decreased prepayments made by PCA on its various debt agreements.

Cash used for financing activities increased by $29.4 million, or 6.8%, for the year ended December 31, 2000 compared to the pro forma year ended December 31, 1999, primarily reflecting increased prepayments made by PCA on its term loans under the senior credit facility.

Prior to the 1999 Transactions

As a division of Pactiv, the Group did not maintain separate cash accounts other than for petty cash. The Group's disbursements for payroll, capital projects, operating supplies and expenses were processed and funded by Pactiv through centrally managed accounts. In addition, cash receipts from the collection of accounts receivable and the sales of assets were remitted directly to bank accounts controlled by Pactiv.

Because of Pactiv's centrally managed cash system, in which the cash receipts and disbursements of Pactiv's various divisions were commingled, it was not feasible to segregate cash received from Pactiv, such as financing for the business, from cash transmitted to Pactiv, such as a distribution. Accordingly, the net effect of these cash transactions with Pactiv is represented as a single line item within the financing section of the statement of cash flows. Similarly, the activity of the interdivision account presents the net transfer of funds and charges between Pactiv and the Group as a single line item.

Since April 12, 1999, PCA has maintained its own cash accounts.

After the 1999 Transactions

Following the transactions, PCA's primary sources of liquidity are cash flow from operations and borrowings under PCA's revolving credit facility. PCA's primary uses of cash are for debt service and capital expenditures. PCA expects to be able to fund its debt service and capital expenditures from these sources.

PCA incurred substantial indebtedness in connection with the transactions. On April 12, 1999, PCA had approximately $1,769.0 million of indebtedness outstanding which included $1,219.0 million of senior secured bank debt and $550.0 million of 9⅝% subordinated notes. In addition to the indebtedness, PCA also had $100.0 million of 12⅜% preferred stock as of April 12, 1999.

Concurrently with the transactions, PCA issued the notes and preferred stock and entered into the senior credit facility. The senior credit facility initially provided for three term loans in an aggregate amount of $1,219.0 million and a revolving credit facility with up to $250.0 million in availability. Upon the closing of the acquisition, PCA borrowed the full amount available under the term loans and $9.0 million under the senior revolving credit facility, the latter of which was repaid immediately thereafter.

In October and November 1999, PCA completed the sales of approximately 405,000 acres of timberland. Total proceeds received from the sales were $263.3 million, resulting in a pre-tax gain of $12.2 million.

Effective December 14, 1999, PCA elected to reduce its availability under the revolving credit facility from $250.0 million to $150.0 million. On June 29, 2000, PCA completed the refinancing of its $885.0 million senior credit facility.

On January 28, 2000, PCA became a publicly traded company with an initial public offering of its common stock. On March 3, 2000, PCA used the net proceeds from the offering to redeem all of its outstanding shares of 12⅜% senior exchangeable preferred stock due 2010.

On November 16, 2000, PCA completed the sale of approximately 385,000 acres of timberland to Southern Timber Venture, LLC. PCA received $247.9 million in cash and a 33⅓% equity ownership interest in Southern Timber Venture, LLC. PCA recorded a pre-tax gain of $60.4 million, and a portion of the gain was not recognized as a result of PCA's continuing ownership interest.

On November 29, 2000, PCA established an on-balance sheet securitization program for its trade accounts receivable. To effectuate this program, PCA formed a wholly-owned limited purpose subsidiary, Packaging Credit Company, LLC, or PCC, which in turn formed a wholly-owned, bankruptcy-remote, special-purpose subsidiary, Packaging Receivables Company, LLC, or PRC, for the purpose of acquiring receivables from PCC. Both of these entities are included in the consolidated financial statements of PCA. Under this program, PCC purchases on an ongoing basis all of the receivables of PCA and sells such receivables to PRC. PRC and lenders established a $150.0 million receivables-backed revolving credit facility through which PRC obtains funds to purchase receivables from PCC. The receivables purchased by PRC are and will be solely the property of PRC. In the event of a liquidation of PRC, the creditors of PRC would be entitled to satisfy their claims from PRC's assets prior to any distribution to PCC or PCA. Credit available under the receivables credit facility is on a borrowing-base formula. As a result, the full amount of the facility may not be available at all times. As of December 31, 2001, $126.0 million was outstanding and $24.0 million was available for additional borrowing under the receivables credit facility. The highest outstanding principal balance under the receivables credit facility during fiscal 2001 was $142.0 million.

The following table provides the outstanding balance and the weighted average interest rate as of December 31, 2001 for each of PCA's outstanding term loans, the revolving credit facility and the receivables credit facility:

Borrowing Arrangement *(in thousands)*	Balance at December 31, 2001	Weighted Average Interest Rate
Term Loan A	$ 82,272	5.84%
Term Loan B	36,728	6.59%
Senior Revolving Credit Facility:		
Revolver—Eurodollar	—	N/A
Revolver—Base Rate	—	N/A
Receivables Credit Facility	126,000	4.09%
Total	$245,000	5.05%

The borrowings under the senior revolving credit facility are available to fund PCA's working capital requirements, capital expenditures and other general corporate purposes. The Term Loan A must be repaid in quarterly installments from December 2003 through 2006. The Term Loan B must be repaid in quarterly installments from March 2004 through 2007. The senior revolving credit facility will terminate in 2006. The receivables credit facility will terminate in 2003.

In 1999, 2000 and 2001, PCA made prepayments totaling approximately $440.0 million, $460.0 million, and $74.0 million, respectively, using free cash flow from operations of $463.0 million and proceeds from the sales of timberland of $511.0 million to permanently reduce its borrowings under the term loans and variable rate debt.

The instruments governing PCA's indebtedness contain financial and other covenants that restrict, among other things, the ability of PCA and its subsidiaries to:

- incur additional indebtedness,
- pay dividends or make certain other restricted payments,
- consummate certain asset sales,
- incur liens,
- enter into certain transactions with affiliates, or
- merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of PCA.

These limitations could limit corporate and operating activities.

In addition, we must maintain minimum debt service, minimum net worth and maximum leverage ratios under the senior credit facility. A failure to comply with the restrictions contained in the senior credit facility could lead to an event of default, which could result in an acceleration of such indebtedness. Such an acceleration would also constitute an event of default under the notes indenture and the receivables credit facility.

PCA estimates that it will make approximately $105.0 million in capital expenditures in 2002. These expenditures will be used primarily for maintenance capital, cost reduction, business growth, and environmental compliance.

PCA believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the senior revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. PCA's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond PCA's control.

Environmental Matters

We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. In particular, the EPA recently finalized the Cluster Rules which govern pulp and paper mill operations, including those at the Counce, Filer City, Valdosta and Tomahawk mills. Over the next several years, the Cluster Rules will affect our allowable discharges of air and water pollutants, and require us to spend money to ensure compliance with those new rules.

As is the case with any industrial operation, we have, in the past, incurred costs associated with the remediation of soil or groundwater contamination, as required by the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the federal "Superfund" law, and analogous state laws. Cleanup requirements arise with respect to properties we currently own or operate, former facilities and off-site facilities where we have disposed of hazardous substances. Under the terms of the contribution agreement, Pactiv has agreed to retain all liability for all former facilities and all sites associated with pre-closing off-site waste disposal. Pactiv has also retained environmentally impaired real property in Filer City, Michigan unrelated to current mill operations.

Because liability for remediation costs under environmental laws is strict, meaning that liability is imposed without fault, joint and several, meaning that liability is imposed on each party without regard to contribution, and retroactive, we could receive notifications of cleanup liability in the future and this liability could be material. From January 1994 through December 2001, remediation costs at our mills and converting plants totaled about $2.8 million. As of December 31, 2001, we maintained an environmental reserve of $3.4 million, which includes funds relating to onsite landfills and surface impoundments as well as on-going and anticipated remedial projects. Total capital costs for environmental matters, including Cluster Rule compliance, were $8.6 million for 2001 and we currently estimate 2002 environmental expenditures will be $6.8 million, of which $1.0 million of the expenditures are to meet 2002 to 2005 Cluster Rule requirements.

Impact of Inflation

PCA does not believe that inflation has had a material impact on its financial position or results of operations during the past three years.

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, pensions and other post-retirement benefits, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For a further discussion on the application of these and other accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this report.

Accounts Receivable—Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based upon a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit sources), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due ranging from 0.1% for current amounts to 20% for amounts more than 90 days past due based on our historical collection experience. If collection experience deteriorates (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

As of December 31, 2001, the balance in the allowance for doubtful accounts reserves was $5.2 million, compared to $6.4 million at December 31, 2000. Bad debt expense decreased $5.1 million, or 88.4%, from $5.8 million to $0.7 million, for the year ended December 31, 2001 compared to the year ended December 31, 2000 due to specific accounts deemed uncollectable in 2000. For the year ended December 31, 2000 bad debt expenses increased $4.4 million, or 309.6%, from the pro forma year ended December 31, 1999 due to specific accounts deemed uncollectable in 2000.

Inventory

We record our inventory at the lower of LIFO cost or market. The estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Derivatives

We hold derivative financial instruments to hedge our interest rate risk associated with our variable rate long-term debt. These derivatives qualify for hedge accounting as discussed in Note 2 to our audited consolidated financial statements. We do not speculate in derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

To hedge interest rate risk, interest rate collars are used to protect against rising interest rates and simultaneously guarantee minimum interest rates related to our variable rate debt. These instruments are valued using the market standard methodology of netting the discounted future cash receipts and cash payments. The cash receipts and cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Notes 6 and 7 to our audited consolidated financial statements and the section titled "Quantitative and Qualitative Disclosures About Market Risk."

In addition to the above derivative financial instruments, we have other contracts covering a portion of our purchases of natural gas and electricity that have the characteristics of derivatives but are not required to be accounted for as derivatives. These contracts for the physical delivery of these items qualify for the normal purchases exception under Statement 133 as we take physical delivery of the item and use it in the production process. This exception is an election and, if not elected, these contracts would be carried in the balance sheet at fair value with changes in fair value reflected in income. These contracts cover natural gas and electricity usage at our mills through 2004. At December 31, 2001, estimated future payments under these contracts amounted to $28.6 million.

Environmental Liabilities

The estimated landfill closure and postclosure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas are accrued based on the landfill capacity used to date. Amounts are estimates using current technologies for closure and monitoring and are not discounted.

The potential costs for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. Liabilities recorded for environmental contingencies are estimates of the probable costs based upon available information and assumptions. Because of these uncertainties, however, our estimates may change. We believe that any additional costs identified as further information becomes available would not have a material effect on our financial statements.

In the transactions, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing offsite waste disposal. Pactiv also retained environmental liability for a closed landfill located near the Filer City mill.

Debt Covenants

Our senior credit facility requires us to maintain minimum debt service, minimum net worth, and maximum leverage ratios as discussed in Note 6 to our audited consolidated financial statements. As of December 31, 2001, we were in compliance with these covenants. A failure to comply with the restrictions contained in the senior credit facility could lead to an event of default, which could result in an acceleration of such indebtedness. Due to cross-default provisions contained in the notes indenture and the receivables credit facility, all of our debt would become due in full if any of our debt is in default. Given our results of our operations for 2001 and our projections for future operating results, the likelihood of our defaulting on our debt covenants is unlikely absent any material negative event affecting the U.S. economy as a whole. We also believe our lenders would provide us waivers if necessary. However, our expectations of future operating results and continued compliance with our debt covenants cannot be assured and our lenders' actions are not controllable by us. If our projections of future operating results are not achieved and our debt is placed in default, we would experience a material adverse impact on our reported financial position and results of operations.

Revenue Recognition

We recognize revenue as title to the products is transferred to customers.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows were required.

New Accounting Standards

For a description of changes in accounting principles affecting PCA, see Note 2 to PCA's audited consolidated financial statements included elsewhere in this report.

Item 7A. QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

While part of Tenneco, PCA has not had any material market risk due to the fact that its debt financing and risk management activities were conducted by Pactiv or Tenneco. As a result of the April 1999 transactions, PCA is exposed to the impact of interest rate changes and changes in the market value of its financial instruments. PCA periodically enters into derivatives in order to minimize these risks, but not for trading purposes.

Under the terms of the senior credit agreement dated as of April 12, 1999, PCA was required to maintain for at least two years after the closing of the transactions interest rate protection agreements establishing a fixed maximum interest rate with respect to at least 50% of the outstanding term loans under the senior credit agreement. Upon the refinancing of the senior credit agreement on June 29, 2000, this requirement was deleted.

PCA currently has interest rate collar agreements that protect against rising interest rates and simultaneously guarantee a minimum interest rate. The original notional amount of these collar agreements was $720.0 million. As PCA has made debt prepayments, the need for these collar agreements has diminished. Accordingly, PCA has reduced the notional amount of the collars to $175.0 million as of December 31, 2001. The weighted average floor of the interest rate collar agreements is 5.02% and the weighted average ceiling of the interest rate collar agreements is 6.85%. The interest rate on approximately 71% of PCA's variable-rate debt at December 31, 2001 is capped. PCA receives payments under the collar agreements if the applicable interest rate (LIBOR or commercial paper) exceeds the ceiling. Correspondingly, PCA makes payments under the collar agreements if the applicable interest rate drops below the floor. In both cases, the amounts received or paid are based upon the notional amount and the difference between the actual interest rate and the ceiling or floor rate. The weighted average duration of the interest rate collar agreements is approximately 16 months.

As a result of the collar agreements noted above and the interest rate environment, a one percent increase in interest rates would result in an increase in interest expense and a corresponding decrease in income before taxes of approximately $0.7 million and $3.2 million annually for the years ended December 31, 2001 and 2000, respectively. As of December 31, 2001 and 2000, the weighted average LIBOR was 1.91% and 6.73%, respectively, and the weighted average commercial paper rate was 1.92% and 6.60%, respectively. The effect of an interest rate change to the fair market value of the outstanding debt is insignificant. This analysis does not consider any other impact on fair market value that could exist in such an interest rate environment. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in PCA's financial structure.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included in a separate section of this report on page F-1.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There were no changes in or disagreements with PCA's accountants during 2001.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to PCA's directors is included under the caption "Board of Directors" in PCA's Proxy Statement, and is incorporated herein by reference. Information regarding certain Section 16(a) compliance is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in PCA's Proxy Statement, and is incorporated herein by reference.

Executive Officers

Brief statements setting forth the age at March 19, 2002, the principal occupation, employment during the past five years, the year in which such person first became an officer of PCA, and other information concerning each executive officer appears below.

Paul T. Stecko is 57 years old and has served as Chief Executive Officer of PCA since January 1999 and as Chairman of PCA since March 1999. From November 1998 to April 1999, Mr. Stecko served as President and Chief Operating Officer of Tenneco Inc. From January 1997 to November 1998, Mr. Stecko served as Chief Operating Officer of Tenneco. From December 1993 through January 1997, Mr. Stecko served as President and Chief Executive Officer of Tenneco Packaging Inc. Prior to joining Tenneco Packaging, Mr. Stecko spent 16 years with International Paper Company. Mr. Stecko is a member of the board of directors of Pactiv Corporation, Tenneco Automotive Inc., State Farm Mutual Insurance Company, American Forest and Paper Association and Cives Corporation.

William J. Sweeney is 61 years old and has served as Executive Vice President—Corrugated Products of PCA since April 1999. From May 1997 to April 1999, Mr. Sweeney served as Executive Vice President—Paperboard Packaging of Tenneco Packaging Inc. From May 1990 to May 1997, Mr. Sweeney served as Senior Vice President and General Manager—Containerboard Products of Tenneco Packaging. From 1983 to May 1990, Mr. Sweeney served as General Manager and Vice President of Stone Container Corporation. From 1978 to 1983, Mr. Sweeney served as Sales Manager,

Operations Manager and Division Vice President at Continental Group and from 1967 to 1978, as Sales Manager and General Manager of Boise Cascade Corporation.

Mark W. Kowlzan is 47 years old and has served as Senior Vice President—Containerboard of PCA since March 2002 and as Vice President from April 1999 to March 2002. From 1998 to April 1999, Tenneco Packaging Inc. employed Mr. Kowlzan as Vice President and General Manager—Containerboard and from May 1996 to 1998, as Operations Manager and Mill Manager of the Counce mill. Prior to joining Tenneco Packaging, Mr. Kowlzan spent 15 years at International Paper Company, where he held a series of operational positions within its mill organization.

Richard B. West is 49 years old and has served as Chief Financial Officer of PCA since March 1999, as Corporate Secretary since April 1999 and also as Senior Vice President since March 2002. From April 1999 to March 2002, Mr. West served as Vice President and from March 1999 to June 1999, Mr. West also served as Treasurer of PCA. Mr. West served as Vice President of Finance—Paperboard Packaging of Tenneco Packaging Inc. from 1995 to April 1999. Prior to joining Tenneco Packaging, Mr. West spent 20 years with International Paper Company where he served as an Internal Auditor, Internal Audit Manager and Manufacturing Controller for the Printing Papers Group and Director/ Business Process Redesign.

Andrea L. Davey is 45 years old and has served as Vice President—Human Resources of PCA since April 1999. From 1994 to April 1999, Ms. Davey was employed principally by Tenneco Packaging Inc. where she held the positions of Director of Field Employee Relations, Director of Training and Development, Director of Compensation and Benefits, and Project Manager of HRIS project and also served in the capacity of Vice President—Human Resources, Paperboard Packaging from May 1997 to April 1999. From 1992 until joining Tenneco Packaging in 1994, Ms. Davey served as Director of Human Resources for the Bakery division of Sara Lee Corporation. From 1989 to that time, she served as Human Resource Manager for the Converting Group of International Paper Company. Prior to that time, Ms. Davey spent five years with ITT Corporation, where she served in several human resources positions.

Item 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation is included under the caption "Executive Compensation" in PCA's Proxy Statement and is incorporated herein by reference, other than the Report of the Compensation Committee and the Performance Graph.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information with respect to security ownership of certain beneficial owners and management is included under the caption "Information Regarding Beneficial Ownership of our Principal Shareholders, Directors and Management" in PCA's Proxy Statement and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to certain relationships and related transactions is included under the caption "Certain Relationships and Related Transactions" in PCA's Proxy Statement and is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in the "Index to Financial Statements."

(2) Financial Statement Schedules

The following consolidated financial statement schedule of the Group for the period from January 1, 1999 through April 11, 1999 is included in this report.

Schedule II—The Containerboard Group—Valuation and Qualifying Accounts.

Allowance for doubtful accounts receivable	Balance Beginning of Year	Provision (Benefit)	Additions/ Deductions from Reserves*	Translation Adjustments	Balance End of Year
January 1, 1999 through April 11, 1999	5,220	(412)	(861)	—	3,947

* Consists primarily of write-offs and recoveries of bad debts.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

We have audited in accordance with generally accepted auditing standards the financial statements of The Containerboard Group (a division of Tenneco Packaging Inc., which is a Delaware corporation and a wholly owned subsidiary of Tenneco Inc.), included in this report and have issued our report on the April 11, 1999 financial statements dated July 16, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed above is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
August 26, 1999

(2) **Financial Statement Schedules (Continued)**

The following consolidated financial statement schedule of PCA for the years ended December 31, 2001 and 2000 and for the period from April 12, 1999 through December 31, 1999 is included in this report.

Schedule II—Packaging Corporation of America—Valuation and Qualifying Accounts.

Allowance for doubtful accounts receivable	Balance Beginning of Year	Provision (Benefit)	Additions/ Deductions from Reserves*	Translation Adjustments	Balance End of Year
2001	6,394	674	(1,836)	—	5,232
2000	4,681	5,820	(4,107)	—	6,394
April 12, 1999 through December 31, 1999	3,947	1,833	(1,099)	—	4,681

* Consists primarily of write-offs and recoveries of bad debts.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

(b) **Reports on Form 8-K**

PCA did not file any Reports on Form 8-K during the period covered by this report.

(c) **Exhibits**

Exhibit Number	Description
2.1	Contribution Agreement, dated as of January 25, 1999, among Pactiv Corporation (formerly known as Tenneco Packaging Inc.) ("Pactiv"), PCA Holdings LLC ("PCA Holdings") and Packaging Corporation of America ("PCA").(2)
2.2	Letter Agreement Amending the Contribution Agreement, dated as of April 12, 1999, among Pactiv, PCA Holdings and PCA.(2)
3.1	Restated Certificate of Incorporation of PCA.(2)
3.2	Form of Certificate of Amendment to Restated Certificate of Incorporation of PCA.(1)
3.3	Form of Second Amended and Restated By-laws of PCA.(1)
4.1	Indenture, dated as of April 12, 1999, by and among PCA, Dahlonega Packaging Corporation ("Dahlonega"), Dixie Container Corporation ("Dixie"), PCA Hydro Inc. ("PCA Hydro"), PCA Tomahawk Corporation ("PCA Tomahawk"), PCA Valdosta Corporation ("PCA Valdosta") and United States Trust Company of New York.(2)
4.2	Intentionally omitted.
4.3	Intentionally omitted.
4.4	Intentionally omitted.
4.5	Intentionally omitted.
4.6	Form of Rule 144A Global Note and Subsidiary Guarantee.(2)

Exhibit Number	Description
4.7	Intentionally omitted.
4.8	Intentionally omitted.
4.9	Form of certificate representing shares of common stock.(1)
10.1	Amended and Restated Credit Agreement, dated as of April 12, 1999, and Amended and Restated as of June 29, 2000, among PCA, the lenders party thereto from time to time, J.P. Morgan Securities Inc. ("J.P. Morgan"), Deutsche Bank Securities Inc. ("Deutsche Bank"), Goldman Sachs Credit Partners L.P. ("Goldman Sachs") and Morgan Guaranty Trust Company of New York ("Morgan Guaranty").(3)
10.2	First Amendment, dated as of September 11, 2000, among PCA, the lenders party to the Amended and Restated Credit Agreement, J.P. Morgan, Deutsche Bank, Goldman Sachs, and Morgan Guaranty.(4)
10.3	Subsidiaries Guaranty, dated as of April 12, 1999, made by Dahlonega, Dixie, PCA Hydro, PCA Tomahawk, PCA Valdosta and Morgan Guaranty.(2)
10.4	Pledge Agreement, dated as of April 12, 1999, among PCA, Dahlonega, Dixie, PCA Hydro, PCA Tomahawk, PCA Valdosta and Morgan Guaranty.(2)
10.5	TPI Security Agreement, dated as of April 12, 1999, between Pactiv and Morgan Guaranty.(2)
10.6	PCA Security Agreement, dated as of April 12, 1999, among PCA, Dahlonega, Dixie, PCA Hydro, PCA Tomahawk, PCA Valdosta and Morgan Guaranty.(2)
10.7	Intentionally omitted.
10.8	Registration Rights Agreement, dated as of April 12, 1999, by and among Pactiv, PCA Holdings and PCA.(2)
10.9	Holding Company Support Agreement, dated as of April 12, 1999, by and between PCA Holdings and PCA.(2)
10.10	Facility Use Agreement, dated as of April 12, 1999, by and between Pactiv and PCA.(2)
10.11	Human Resources Agreement, dated as of April 12, 1999, by and among Tenneco Automotive Inc. (formerly known as Tenneco Inc.), Pactiv and PCA.(2)
10.12	Purchase/Supply Agreement, dated as of April 12, 1999, between PCA and Tenneco Packaging Speciality and Consumer Products Inc.(2)
10.13	Purchase/Supply Agreement, dated as of April 12, 1999, between PCA and Pactiv.(2)
10.14	Purchase/Supply Agreement, dated as of April 12, 1999, between PCA and Tenneco Automotive Inc.(2)
10.15	Technology, Financial and Administrative Transition Services Agreement, dated as of April 12, 1999, between Pactiv and PCA.(2)
10.16	Letter Agreement Regarding Terms of Employment, dated as of January 25, 1999, between PCA and Paul T. Stecko.*(2)
10.17	Letter Agreement Regarding Terms of Employment, dated as of May 19, 1999, between PCA and Paul T. Stecko.*(2)
10.18	1999 Long-Term Equity Incentive Plan, effective as of October 19, 1999.*(1)

Exhibit Number	Description
10.19	Management Equity Agreement, dated as of June 1, 1999, among PCA, Paul T. Stecko and the Paul T. Stecko 1999 Dynastic Trust.*(2)
10.20	Form of Management Equity Agreement, dated as of June 1, 1999, among PCA and the members of management party thereto.*(2)
10.21	Memorandum Regarding Special Retention Bonus, dated as of April 16, 1999, from PCA to William J. Sweeney.*(2)
10.22	Amended and Restated 1999 Management Equity Compensation Plan, effective as of June 2, 1999.*(2)
10.23	Credit and Security Agreement, dated as of November 29, 2000, among Packaging Receivables Company, LLC ("PRC"), Packaging Credit Company, LLC ("PCC"), Blue Ridge Asset Funding Corporation and Wachovia Bank, N.A.
10.24	Receivables Sale Agreement, dated as of November 29, 2000, between PCC and PCA.
10.25	Purchase and Sale Agreement, dated as of November 29, 2000, between PCC and PRC.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Ernst & Young LLP.
24.1	Powers of Attorney.

* Management contract or compensatory plan or arrangement.

(1) Incorporated herein by reference to the same numbered exhibit to PCA's Registration Statement on Form S-1 (Registration No. 333-86963).

(2) Incorporated herein by reference to the same numbered exhibit to PCA's Registration Statement on Form S-4 (Registration No. 333-79511).

(3) Incorporated herein by reference to the same numbered exhibit to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2000.

(4) Incorporated herein by reference to Exhibit 10.1 to PCA's Quarterly Report on Form 10-Q for the period ended September 30, 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 19, 2002.

Packaging Corporation of America

By: /s/ RICHARD B. WEST

Name: Richard B. West
Title: Senior Vice President, Chief Financial Officer and Corporate Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 19, 2002.

Signature	Title
* Paul T. Stecko	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ RICHARD B. WEST Richard B. West	Senior Vice President, Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)
* Henry F. Frigon	Director
* Louis A. Holland	Director
* Justin S. Huscher	Director
* Samuel M. Mencoff	Director
* Thomas S. Souleles	Director
* Rayford K. Williamson	Director

*By: /s/ RICHARD B. WEST

Richard B. West
(Attorney-In-Fact)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Packaging Corporation of America:

We have audited the accompanying consolidated balance sheets of Packaging Corporation of America as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001 and 2000 and the period from January 25, 1999 (date of incorporation) to December 31, 1999. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of Packaging Corporation of America management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Packaging Corporation of America at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and the period from January 25, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the audited consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001.

Ernst & Young LLP

Chicago, Illinois
January 18, 2002

Packaging Corporation of America

Consolidated Balance Sheets

As of December 31, 2001 and 2000

(In thousands, except share and per share amounts)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 82,465	$ 7,892
Accounts and notes receivable, net of allowance for doubtful accounts of $5,232 and $6,394 as of December 31, 2001 and 2000, respectively	170,175	215,994
Inventories	170,173	159,712
Prepaid expenses and other current assets	12,058	5,755
Deferred income taxes	13,346	14,356
Total current assets	448,217	403,709
Property, plant and equipment, net	1,451,224	1,455,990
Intangible assets, net of accumulated amortization of $1,647 and $1,380 as of December 31, 2001 and 2000, respectively	4,037	1,758
Other long-term assets	68,302	80,655
Total assets	$1,971,780	$1,942,112
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	$ 54	$ 239
Accounts payable	93,873	113,701
Accrued interest	13,590	15,438
Accrued liabilities	84,378	89,170
Total current liabilities	191,895	218,548
Long-term liabilities:		
Long-term debt	795,163	869,175
Deferred income taxes	194,452	151,728
Other liabilities	20,436	15,237
Total long-term liabilities	1,010,051	1,036,140
Shareholders' equity:		
Common stock (par value $.01 per share, 300,000,000 shares authorized, 105,570,203 shares and 106,248,138 shares issued as of December 31, 2001 and 2000, respectively)	1,056	1,062
Additional paid in capital	490,915	512,208
Retained earnings	280,886	174,468
Accumulated other comprehensive income (loss)	(2,967)	—
Common stock held in treasury, at cost (3,000 shares and 27,470 shares as of December 31, 2001 and 2000, respectively)	(56)	(314)
Total shareholders' equity	769,834	687,424
Total liabilities and shareholders' equity	$1,971,780	$1,942,112

See notes to consolidated financial statements.

Packaging Corporation of America
Consolidated Statements of Income

(In thousands, except per share amounts)	Year Ended December 31, 2001	Year Ended December 31, 2000	January 25, 1999 Through December 31, 1999
Net sales	$1,789,956	$1,921,868	$1,317,342
Cost of sales	(1,372,019)	(1,418,465)	(1,028,582)
Gross profit	417,937	503,403	288,760
Selling and administrative expenses	(123,627)	(118,373)	(79,794)
Other income (expense), net	(4,306)	59,996	11,020
Corporate overhead	(40,549)	(40,192)	(27,756)
Income before interest, taxes, cumulative effect of accounting change and extraordinary item	249,455	404,834	192,230
Interest expense, net	(74,021)	(117,683)	(107,594)
Income before taxes, cumulative effect of accounting change and extraordinary item	175,434	287,151	84,636
Provision for income taxes	(67,912)	(114,190)	(37,239)
Income before cumulative effect of accounting change and extraordinary item	107,522	172,961	47,397
Cumulative effect of accounting change, net of tax	(495)	—	—
Income before extraordinary item	107,027	172,961	47,397
Extraordinary item, net of tax	(609)	(11,060)	(6,897)
Net income	106,418	161,901	40,500
Preferred dividends and accretion of preferred stock issuance costs	—	(18,637)	(9,296)
Net income available to common shareholders	$ 106,418	$ 143,264	$ 31,204
Weighted average common shares outstanding			
Basic	106,277	104,890	92,108
Diluted	108,801	107,518	96,549
Basic earnings per common share:			
Income before cumulative effect of accounting change and extraordinary item	$ 1.01	$ 1.47	$ 0.41
Cumulative effect of accounting change	—	—	—
Extraordinary item	(0.01)	(0.10)	(0.07)
Net income per common share	$ 1.00	$ 1.37	$ 0.34
Diluted earnings per common share:			
Income before cumulative effect of accounting change and extraordinary item	$ 0.99	$ 1.43	$ 0.39
Cumulative effect of accounting change	—	—	—
Extraordinary item	(0.01)	(0.10)	(0.07)
Net income per common share	$ 0.98	$ 1.33	$ 0.32

See notes to consolidated financial statements.

Packaging Corporation of America

Consolidated Statements of Changes in Shareholders' Equity

For the Period January 25, 1999 (date of incorporation) through December 31, 2001

(In thousands except share data)	Junior Preferred Stock		Common Stock		Treasury Stock		Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 25, 1999	—	$—	—	$ —	—	$ —	$ —	$ —	$ —	$ —
Pactiv contribution of assets to PCA	—	—	193,500	2	—	—	399,323	—	—	399,325
Payment to Pactiv	—	—	—	—	—	—	(246,500)	—	—	(246,500)
Investment by PCA Holdings	—	—	236,500	2	—	—	236,500	—	—	236,502
Issuance of junior preferred stock	100	—	—	—	—	—	—	—	—	—
Non-financing transaction costs	—	—	—	—	—	—	(23,832)	—	—	(23,832)
Post-closing adjustment to contribution of assets	—	—	—	—	—	—	20,000	—	—	20,000
220-for-one common stock split	—	—	94,170,000	942	—	—	(942)	—	—	—
Net income	—	—	—	—	—	—	—	—	40,500	40,500
Dividends declared on preferred stock	—	—	—	—	—	—	—	—	(9,084)	(9,084)
Accretion of preferred stock costs	—	—	—	—	—	—	—	—	(212)	(212)
Balance at December 31, 1999	100	$—	94,600,000	$ 946	—	$ —	$384,549	$ —	$ 31,204	$416,699
Net income	—	—	—	—	—	—	—	—	161,901	161,901
Initial public offering	—	—	11,250,000	112	—	—	125,852	—	—	125,964
Redemption of preferred stock	—	—	—	—	—	—	—	—	(16,266)	(16,266)
Dividends declared on preferred stock	—	—	—	—	—	—	—	—	(2,291)	(2,291)
Accretion of preferred stock costs	—	—	—	—	—	—	—	—	(80)	(80)
Exercise of stock options	—	—	398,138	4	—	—	1,807	—	—	1,811
Treasury stock	—	—	—	—	(27,470)	(314)	—	—	—	(314)
Buyout of preferred stock	(100)	—	—	—	—	—	—		—	—
Balance at December 31, 2000	—	$—	106,248,138	$1,062	(27,470)	$(314)	$512,208	$ —	$174,468	$687,424
Net income	—	—	—	—	—	—	—	—	106,418	106,418
Loss on derivatives:										
Loss on derivatives, net of $2,143 income taxes	—	—	—	—	—	—	—	(3,329)	—	(3,329)
Less: reclassification adjustment, net of ($233) income taxes	—	—	—	—	—	—	—	362	—	362
Total comprehensive income, net of tax										103,451
Exercise of stock options	—	—	1,669,735	17	—	—	17,270	—	—	17,287
Common stock (repurchases)/retirement, net	—	—	(2,347,670)	(23)	24,470	258	(38,563)	—	—	(38,328)
Balance at December 31, 2001	—	$—	105,570,203	$1,056	(3,000)	$ (56)	$490,915	$(2,967)	$280,886	$769,834

See notes to consolidated financial statements.

Packaging Corporation of America

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000	January 25, 1999 Through December 31, 1999
Cash Flows from Operating Activities:			
Net income	$106,418	$161,901	$ 40,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	141,516	140,841	105,935
Amortization of financing costs	4,851	7,375	6,299
Cumulative effect of accounting change	495	—	—
Extraordinary loss—early debt extinguishment	609	11,060	6,897
Increase in deferred income taxes	46,354	83,276	33,228
Gain on sale of timberlands	—	(60,414)	(12,157)
(Gain) loss on disposal of property, plant and equipment	1,718	(1,895)	(947)
Tax benefit associated with stock option exercises	9,562	—	—
Other, net	1,641	2,367	1,917
Changes in components of working capital:			
(Increase) decrease in current assets—			
Accounts receivable	47,077	(6,940)	(30,007)
Inventories	(9,821)	5,207	(5,625)
Prepaid expenses and other	(6,285)	2,443	(3,379)
Increase (decrease) in current liabilities—			
Accounts payable	(21,910)	(13,663)	54,738
Accrued liabilities	(8,799)	7,490	57,049
Net cash provided by operating activities	313,426	339,048	254,448
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(131,158)	(128,991)	(88,938)
Additions to long term assets	(3,467)	(4,748)	(5,302)
Acquisition of businesses	(4,827)	—	—
Proceeds from disposals of property, plant and equipment	4,570	3,249	1,347
Proceeds from timberlands sales	—	247,936	263,255
Payment to Pactiv for contribution of assets	—	—	(246,500)
Investments in joint venture	—	(500)	—
Other, net	871	1,955	(230)
Net cash provided by (used for) investing activities	(134,011)	118,901	(76,368)
Cash Flows from Financing Activities:			
Proceeds from preferred stock	—	—	96,500
Redemption of preferred stock	—	(124,432)	—
Proceeds from long-term debt issued	—	142,605	9,619
Payments on long-term debt	(74,239)	(602,826)	(440,075)
Proceeds from initial public offering	—	126,364	—
Financing costs	—	(3,565)	(90,324)
Proceeds from post-closing adjustment	—	—	20,000
Proceeds from issuance of common stock to PCA Holdings	—	—	236,500
Repurchases of common stock	(38,328)	(314)	—
Issuance of common stock upon exercise of stock options	7,725	1,811	—
Net cash used for financing activities	(104,842)	(460,357)	(167,780)
Net Increase (Decrease) in Cash and cash equivalents	74,573	(2,408)	10,300
Cash and cash equivalents, beginning of period	7,892	10,300	—
Cash and cash equivalents, end of period	$ 82,465	$ 7,892	$ 10,300

See notes to consolidated financial statements.

Packaging Corporation of America
Notes to Consolidated Financial Statements
December 31, 2001

1. BASIS OF PRESENTATION

Packaging Corporation of America ("PCA" or the "Company") was incorporated on January 25, 1999 pursuant to the General Corporation Law of the State of Delaware. PCA was formed to acquire the containerboard and corrugated packaging products business (the "Group") of Pactiv Corporation, formerly known as Tenneco Packaging Inc., a wholly owned subsidiary of Tenneco Inc. PCA had no operations from the date of incorporation on January 25, 1999 to April 11, 1999.

On April 12, 1999, Pactiv Corporation ("Pactiv") sold the Group to PCA for $2.2 billion. The Group is the predecessor to PCA. The $2.2 billion purchase price paid to Pactiv for the Group consisted of $246.5 million in cash, the assumption of $1.8 billion of debt incurred by Pactiv immediately prior to closing, and the issuance of a 45% common equity interest in PCA. PCA Holdings LLC, an entity organized and controlled by Madison Dearborn Partners, LLC, acquired the remaining 55% common equity interest in PCA for $236.5 million in cash. These events are collectively referred to as the "Transactions." Because significant veto rights were retained by Pactiv, the carryover basis of accounting was used and no goodwill was recognized. Fees of $23.8 million were incurred as part of the Transactions and were recorded as a charge to shareholders' equity.

On August 25, 1999, PCA Holdings LLC and Pactiv agreed that the acquisition consideration should be reduced as a result of a post-closing price adjustment by $20.0 million. On September 23, 1999, Pactiv paid PCA $20.7 million, representing the $20.0 million adjustment and $0.7 million of interest through the date of payment by Pactiv.

The Company is comprised of mills and corrugated products operations. The mill operations (the "Mills") consist of two kraft linerboard mills located in Counce, Tennessee, and Valdosta, Georgia, and two medium mills located in Filer City, Michigan, and Tomahawk, Wisconsin. The Mills also include two recycling centers located in Nashville and Jackson, Tennessee. The Company leases the cutting rights to approximately 145,000 acres of timberland as of December 31, 2001. The Mills transfer the majority of their output to PCA's corrugated products operations ("Corrugated").

PCA's corrugated operations consist of 65 corrugated products plants, a supply services group, a technical and development center, and five graphic design centers. All plants are located in North America. Corrugated combines linerboard and medium (primarily from the Mills) into sheets that are converted into corrugated shipping containers, point-of-sale graphics packaging, point-of-purchase displays and other specialized packaging. Corrugated sells to diverse customers primarily in North America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements of Packaging Corporation of America include all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. The Company has one joint venture that is carried under the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. Cash equivalents are stated at cost, which approximates market.

Inventories

Raw materials, work in process and finished goods are valued using the lower of last-in, first-out ("LIFO") cost or market method. Supplies and materials inventories are valued using a moving average cost. All inventories are stated at the lower of cost or market. Inventories valued using the LIFO method comprised 73% and 77% of inventories at current cost at December 31, 2001 and 2000, respectively.

The components of inventories are as follows:

	December 31,	
	2001	2000
(In thousands)		
Raw materials	$ 82,540	$ 71,256
Work in process	5,989	5,908
Finished goods	46,942	56,157
Supplies and materials	58,118	51,222
Inventories at FIFO cost	193,589	184,543
Excess of FIFO over LIFO cost	(23,416)	(24,831)
Inventory, net	$170,173	$159,712

Property, Plant and Equipment

Property, plant and equipment and timber and timberlands are recorded at cost.

Packaging Corporation of America
Notes to Consolidated Financial Statements (Continued)
December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment by major classification are as follows:

	December 31,	
(In thousands)	2001	2000
Land	$ 71,936	$ 64,348
Buildings	292,571	286,505
Machinery and equipment	2,071,048	1,974,677
Other	32,802	33,776
Property, plant and equipment, at cost	2,468,357	2,359,306
Less: Accumulated depreciation	(1,065,425)	(954,985)
Total	1,402,932	1,404,321
Construction in progress	44,997	48,330
Timber and timberlands, at cost, less depletion	3,295	3,339
Property, plant and equipment, net	$ 1,451,224	$1,455,990

The amount of interest capitalized related to construction in progress was approximately $0.9 million and $0.6 million for the years ended December 31, 2001 and 2000, respectively, and $0.1 million for the period April 12, 1999 through December 31, 1999.

Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. The following lives are used for the various categories of assets:

Buildings and land improvements	5 to 40 years
Machinery and equipment	3 to 25 years
Trucks and automobiles	3 to 10 years
Furniture and fixtures	3 to 20 years
Computers and hardware	3 to 7 years
Leasehold improvements	Period of the lease

Timber depletion is provided on the basis of timber cut during the period related to the estimated quantity of recoverable timber. Assets under capital leases are depreciated on the straight-line method over the term of the lease.

Expenditures for repairs and maintenance are expensed as incurred.

Intangible Assets

The Company has capitalized certain intangible assets based on their estimated fair value at the date of acquisition. Amortization is provided for these intangible assets on a straight-line basis over periods ranging from three to 15 years. Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Long-Term Assets

PCA has capitalized certain costs related to obtaining its financing. These costs are amortized to interest expense using the effective interest rate method over the terms of the senior credit facility and senior subordinated notes, which range from five years to eight years. Unamortized deferred financing costs were $23.2 million and $29.0 million as of December 31, 2001 and 2000, respectively.

PCA currently leases the cutting rights to approximately 145,000 acres of timberland and capitalizes the annual lease payments and reforestation costs associated with these leases. These costs are recorded as depletion when timber is harvested and used in PCA's business operations. Long-term lease costs were $23.1 million and $25.1 million as of December 31, 2001 and 2000, respectively.

PCA also capitalizes certain costs related to the purchase and development of software which is used in its business operations. The costs attributable to these software systems are amortized over their estimated useful lives based on various factors such as the effects of obsolescence, technology and other economic factors. Capitalized software costs were $12.4 million and $15.7 million as of December 31, 2001 and 2000, respectively.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows is required.

Financial Instruments

The Company uses interest rate collar agreements to manage interest costs and the risk associated with changing interest rates.

Income Taxes

PCA utilizes the liability method of accounting for income taxes whereby it recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets will be reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Revenue Recognition

The Company recognizes revenue as title to the products is transferred to customers. In the fourth quarter of 2000, the Company adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". Shipping and handling costs are included in cost of sales. Shipping and handling billings to a

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

customer in a sales transaction are included in revenue. Prior year amounts have been reclassed to conform to this treatment.

Research and Development

Research and development costs are expensed as incurred. The amount charged was $5.5 million, $3.4 million, and $2.5 million for the years ended December 31, 2001 and 2000 and for the period from April 12, 1999 through December 31, 1999, respectively.

Freight Trades

PCA regularly trades containerboard with other manufacturers primarily to reduce shipping costs. The freight trade transactions are accounted for primarily as transactions in the inventory accounts; the impact on income is not material.

Segment Information

The Company is primarily engaged in one line of business: the manufacture and sale of packaging materials, boxes and containers for industrial and consumer markets. No single customer accounts for more than 10% of total revenues. As a result of a recent acquisition, PCA now has a small warehouse and assembly operation in Nogales, Mexico.

Derivative Instruments and Hedging Activities and Accounting Change

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. The Statement requires the Company to recognize derivative instruments as either assets or liabilities in the balance sheet at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow or foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. The gains or losses resulting from adjusting the derivative instruments to fair value are recorded in net income or accumulated other comprehensive income (loss) (OCI), as appropriate.

The Company recorded a transition adjustment upon adoption of SFAS No. 133 to recognize its derivative instruments at fair value and to recognize the effective and ineffective portions of the cash flow hedges. The effect of this transition adjustment was to decrease reported net income in the first quarter by approximately $0.5 million ($0.8 million pre-tax). The Company also recorded a minimal transition adjustment in OCI and an increase in noncurrent liabilities of approximately $0.8 million.

The Company uses derivative instruments to manage interest costs and the risk associated with changing interest rates. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company has two interest rate collar agreements that protect against rising interest rates and simultaneously guarantee a minimum interest rate. As interest rates change, the differential paid or received is recognized in interest expense of the period. Interest rate collar agreements are accounted for as cash flow hedges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the year ended December 31, 2001, reported net income increased $0.3 million ($0.5 million pre-tax) for changes in the time value of the interest rate collars, or hedge ineffectiveness. All amounts have been included in other expense in the statement of income. Derivative losses included in OCI as of December 31, 2001, will be reclassified into earnings over the lives of the collar agreements, through June 30, 2003.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective for acquisitions completed after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement will not have a material impact on the Company's consolidated financial position or results of operations. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002 and has not yet determined what the effect, if any, of these tests will be on the earnings and financial position of the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt the new rules on asset retirement obligations on January 1, 2003. The adoption of the Statement is not expected to have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The adoption of SFAS No. 144 on January 1, 2002, is not expected to have a material impact on the Company's consolidated financial position or results of operations.

Comprehensive Income (Loss)

For the year ended December 31, 2001, total comprehensive income was $3.0 million less than net income due to derivative losses. There was no difference for the year ended December 31, 2000 or for the period from April 12, 1999 through December 31, 1999.

Packaging Corporation of America

Notes to Consolidated Financial Statements (Continued)

December 31, 2001

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Prior year's financial statements have been reclassified where appropriate to conform with current year presentation.

3. EARNINGS PER SHARE

All share and per share data included in the accompanying consolidated financial statements have been adjusted to reflect a 220-for-one-split of the Company's common stock which became effective on October 19, 1999.

The following table sets forth the computation of basic and diluted income per common share for the periods presented.

	Year Ended December 31,		April 12, 1999 Through December 31,
(In thousands, except per share data)	2001	2000	1999
Numerator:			
Net income available to common stockholders	$106,418	$143,264	$31,204
Denominator:			
Basic common shares outstanding	106,277	104,890	92,108
Effect of dilutive securities:			
Stock options	2,524	2,397	1,949
Non-vested stock	—	231	2,492
Dilutive common shares outstanding	108,801	107,518	96,549
Basic income per common share	$ 1.00	$ 1.37	$ 0.34
Diluted income per common share	$ 0.98	$ 1.33	$ 0.32

4. ACCRUED LIABILITIES

The components of accrued liabilities are as follows:

	December 31,	
(In thousands)	2001	2000
Benefits	$20,332	$21,649
Medical insurance and workers' compensation	16,138	13,430
Vacation and holiday pay	11,290	11,586
Customer volume discounts and rebates	10,841	9,359
Other	25,777	33,146
Total	$84,378	$89,170

5. EMPLOYEE BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

In connection with the Transactions, PCA and Pactiv entered into a human resources agreement which, among other items, granted PCA employees continued participation in the Pactiv pension plan for a period of up to five years following the closing of the Transactions for an agreed upon fee. For salaried employees, PCA will pay Pactiv $4.0 million in the first and second years, $6.0 million in the third year, $8.0 million in the fourth year, and $10.0 million in the fifth year following the closing date of the Transactions. For hourly employees, PCA will pay Pactiv $1.2 million per year through December 31, 2000 and then $4.5 million per year for two additional years. These amounts can be adjusted if there are material increases in the pension costs to Pactiv. The fees paid to Pactiv are expensed ratably throughout the year. PCA intends to adopt its own retirement plans with respect to its employees sometime in the future.

The Company adopted a supplemental executive retirement plan in 2000 that provides supplemental pension benefits for certain executive officers of the Company. Benefits are based upon years of service and the highest three year average of compensation. The benefit obligation and pension costs were not significant.

PCA also provides certain medical benefits for retired salaried employees and certain medical and life insurance benefits for certain employees. For salaried employees, the plan covers employees retiring from PCA on or after attaining age 58 who have had at least 10 years of full-time service with PCA after attaining age 48. For hourly employees, the postretirement medical coverage, where applicable, is available according to the eligibility provisions in effect at the employee's work location. Per the human resources agreement referred to above, Pactiv retained the liability relating to retiree medical and life benefits for PCA employees who had retired on or before the closing date of the Transactions or who will be eligible to retire within two years of that date. Any postretirement liability recorded on PCA's balance sheet relates to active employees only.

5. EMPLOYEE BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (Continued)

Financial data pertaining to the Company's postretirement benefit plans follow:

(In thousands)	2001	2000	April 12, 1999 Through Dec. 31, 1999
Change in benefit obligation:			
Benefit obligation at beginning of period	$ 5,276	$ 4,044	$ 4,007
Service cost	855	587	441
Interest cost	406	304	210
Plan amendments	132	—	—
Actuarial loss (gain)	1,034	341	(614)
Benefit obligation at September 30	$ 7,703	$ 5,276	$ 4,044
Plan assets at fair value at September 30	$ —	$ —	$ —
Development of net amount recognized:			
Funded status at September 30	$(7,703)	$(5,276)	$(4,044)
Unrecognized cost:			
Actuarial loss (gain)	567	(479)	(849)
Prior service cost	121	—	—
Other	371	—	—
Accrued benefit recognized at December 31	$(6,644)	$(5,755)	$(4,893)
Components of net periodic benefit cost:			
Service cost for benefits earned during the year	$ 855	$ 587	$ 441
Interest cost on accumulated postretirement benefit obligation	406	304	210
Net amortization of unrecognized amounts	3	(29)	(2)
Net periodic pension and postretirement benefit cost	$ 1,264	$ 862	$ 649

The accrued postretirement benefit cost has been recorded based upon certain actuarial estimates as of September 30, 2001, 2000 and 1999, as shown below. These estimates are subject to revision in future periods given new facts or circumstances.

	Postretirement Plan		
	2001	2000	1999
Discount rate	7.25%	7.50%	7.50%

As of September 30, 2001, the Company assumed health care cost trend rates of 9.50% for 2002 and 2003, 8.00% for 2004, 7.00% for 2005, 6.00% for 2006, and 5.00% for 2007 and thereafter. As of both September 30, 2000 and 1999, the Company assumed a health care cost trend rate of 5.00%.

Increasing the assumed health care cost trend rate by one percentage point would increase the 2001 postretirement benefit obligation by approximately $1.2 million and would increase the net postretirement benefit cost by approximately $0.3 million.

5. EMPLOYEE BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (Continued)

On February 1, 2000, the Company adopted two defined contribution benefit plans that cover all full-time salaried employees and certain hourly employees at several of the Company's facilities. Employees can make voluntary contributions in accordance with the provisions of their respective plan. The Company expensed $6.7 million and $6.1 million for employer contributions during the years ended December 31, 2001 and 2000, respectively.

6. LONG-TERM DEBT

A summary of long-term debt is set forth in the following table:

	December 31,	
(In thousands)	2001	2000
Senior credit facility—		
Term Loan A, effective interest rate of 3.16% and 8.26% at December 31, 2001 and 2000, respectively, due in varying quarterly installments through June 30, 2006	$ 82,272	$122,371
Term Loan B, effective interest rate of 3.91% and 8.67% as of December 31, 2001 and 2000, respectively, due in varying quarterly installments through June 30, 2007	36,728	54,629
Receivables credit facility, effective interest rate of 2.30% and 6.95% as of December 31, 2001 and 2000, respectively, due November 29, 2003	126,000	142,000
Senior subordinated notes, interest at 9.625% payable semi-annually, due April 1, 2009	550,000	550,000
Other	217	414
Total	795,217	869,414
Less: Current portion	54	239
Total long-term debt	$795,163	$869,175

Additional information regarding PCA's variable rate debt before the effects of the interest rate collars described below, is shown below:

	Weighted-Average Reference Interest Rate		Applicable Margin	
	December 31,		December 31,	
	2001	2000	2001	2000
LIBOR based debt:				
Senior credit facility				
Term Loan A	1.91%	6.76%	1.25%	1.50%
Term Loan B	1.91%	6.67%	2.00%	2.00%
Commercial paper based debt:				
Receivables credit facility	1.92%	6.60%	0.38%	0.35%

6. LONG-TERM DEBT (Continued)

Since April 12, 1999, PCA has made debt prepayments totaling approximately $974.0 million using excess cash and proceeds from the sale of certain timberlands to permanently reduce its borrowings under the term loans. As a result of these prepayments, PCA recorded a charge of $1.0 million ($0.6 million after tax), $18.4 million ($11.1 million after tax), and $11.4 million ($6.9 million after tax), respectively, as an early extinguishment of debt for the years ended December 31, 2001 and 2000 and for the period from April 12, 1999 through December 31, 1999. No quarterly installments will be required under any of the term loans until December 31, 2003.

As of December 31, 2001, annual principal payments for debt during the next five years are: $0.1 million (2002), $128.6 million (2003), $35.2 million (2004), $36.3 million (2005), $9.8 million (2006), and $585.3 million (2007 and thereafter).

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2001 and 2000, and for the period from April 12, 1999 through December 31, 1999 amounted to $73.6 million, $112.6 million, and $89.5 million, respectively.

On June 29, 2000, the Company completed the refinancing of its senior credit facility. The new refinancing lowered the Company's margins over LIBOR on Term Loans A and B and eliminated Term Loan C, resulting in an average margin reduction of about 100 basis points. The Company incurred approximately $3.6 million in bank syndication and arrangement fees, which were rolled into the current debt structure.

On November 29, 2000, the Company established an on-balance sheet securitization program for its trade accounts receivable. To effectuate this program, the Company formed a wholly owned limited purpose subsidiary, Packaging Credit Company, LLC ("PCC"), which in turn formed a wholly owned, bankruptcy-remote, special-purpose subsidiary, Packaging Receivables Company, LLC ("PRC"), for the purpose of acquiring receivables from PCC. Both of these entities are included in the consolidated financial statements of the Company. Under this program, PCC purchases on an ongoing basis all of the receivables of the Company and sells such receivables to PRC. PRC and lenders established a $150.0 million receivables-backed revolving credit facility ("Receivables Credit Facility") through which PRC obtains funds to purchase receivables from PCC. The receivables purchased by PRC are and will be solely the property of PRC. In the event of liquidation of PRC, the creditors of PRC would be entitled to satisfy their claims from PRC's assets prior to any distribution to PCC or the Company. Credit available under the receivables credit facility is on a borrowing-base formula. As a result, the full amount of the facility may not be available at all times. At December 31, 2001, $126.0 million was outstanding and $24.0 million was available for additional borrowing under the receivables credit facility. The highest outstanding principal balance under the receivables credit facility during fiscal 2001 was $142.0 million.

The senior credit facility is (1) jointly and severally guaranteed by each of PCA's existing subsidiaries and (2) secured by a first priority lien covering substantially all of the owned timberland, mills, plants and other facilities and substantially all tangible and intangible personal property of PCA and its domestic subsidiaries and by a pledge of all of the capital stock of PCA's domestic subsidiaries. In addition, the senior credit facility will also be secured by a pledge of 65% of the capital stock of any first tier foreign subsidiaries that PCA may acquire or form in the future. PCA's future domestic

6. LONG-TERM DEBT *(Continued)*

subsidiaries will guarantee the senior credit facility and secure that guarantee with certain of their real property and substantially all of their tangible and intangible personal property.

PCA's various debt agreements contain covenants that restrict the ability of PCA and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, incur liens, enter into certain transactions with affiliates, or merge or consolidate with any other person or sell or dispose of all or substantially all of the assets of the Company. They also require PCA to comply with certain financial covenants, including the ratio of earnings before interest, taxes, depreciation, and amortization (EBITDA) to cash interest expense, the ratio of debt to EBITDA, and minimum net worth levels. A failure to comply with the restrictions contained in the senior credit facility could lead to an event of default, which could result in an acceleration of such indebtedness. Such an acceleration would also constitute an event of default under the notes indenture and the receivables credit facility. At December 31, 2001, the Company was in compliance with all of its covenants.

The Company maintains interest rate collar agreements for its variable rate debt. The interest rate collar agreements protect against rising interest rates while simultaneously guaranteeing minimum interest rates. The notional amount of these collars is $175.0 million and $250.0 million at December 31, 2001 and 2000, respectively. Approximately 71% of PCA's variable rate debt are capped. The weighted average floor of the interest rate collar agreements is 5.02% and the weighted average ceiling is 6.85%. On November 29, 1999, PCA terminated $180.0 million of interest rate collar agreements and received $1.2 million. On January 14, 2000, PCA terminated $110.0 million of interest rate collar agreements and received $1.9 million. The senior credit facility provides PCA with the right to lock-in LIBOR interest rates for any amount of term loans for one, two, three, or six-month periods. With the approval of the lenders, PCA can lock-in LIBOR interest rates for either a two-week or twelve-month period. The receivables credit facility also provides PCA with the right to lock-in commercial paper interest rates for a one, two, or three-month period.

A summary of the Company's drawings under credit facilities as of December 31, 2001 follows:

(In thousands)	Term	Commitments	Utilized	Available
Receivables credit facility	2003	$150,000	$126,000	$ 24,000
Senior revolving credit facility	2006	150,000	—	150,000
		$300,000	$126,000	$174,000

PCA is required to pay commitment fees on the unused portions of the credit facilities. In December of 2000, PCA reduced the availability under the senior revolving credit facility from $250.0 million to $150.0 million.

At December 31, 2001 and 2000, letters of credit amounting to approximately $23.8 million and $21.9 million, respectively, were outstanding which relate primarily to various environmental obligations, including landfills and solid waste programs, management equity loans, workers' compensation, and equipment leases.

7. FINANCIAL INSTRUMENTS

The carrying and estimated fair values of PCA's financial instruments at December 31, 2001 and 2000 were as follows:

	2001		2000	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term assets	$ 252,640	$ 252,640	$ 223,886	$ 223,886
Short-term liabilities	(93,873)	(93,873)	(113,701)	(113,701)
Long-term debt—				
Senior credit facility	(119,000)	(119,000)	(177,000)	(177,000)
9.625% Senior subordinated notes	(550,000)	(596,750)	(550,000)	(558,250)
Receivables credit facility	(126,000)	(126,000)	(142,000)	(142,000)
Other	(217)	(217)	(414)	(414)
Interest rate collars	(5,228)	(5,228)	—	(816)

Short-Term Assets and Liabilities

The fair value of cash and cash equivalents, accounts receivable, notes receivable and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments.

Long-Term Debt

The fair value of the senior credit facility and the receivables credit facility approximates their carrying amount due to the variable interest-rate feature of the instruments. The fair value of the senior subordinated notes is based on quoted market prices. The fair values of the remaining debt were considered to be the same as or were not determined to be materially different from the carrying amounts.

Interest Rate Collars

The fair values of the interest rate collars are the amounts at which they could be settled and are estimated by obtaining quotes from banks.

8. MANDATORY REDEEMABLE PREFERRED STOCK

On April 12, 1999, PCA issued 1,000,000 shares of 12.375% senior exchangeable preferred stock, liquidation preference of $100 per share. Holders of the preferred shares were entitled to receive cumulative dividends paid in cash or in kind at a rate of 12.375% which were paid semi-annually. If PCA failed to pay dividends, holders of the preferred stock were entitled to elect two additional members to PCA's Board of Directors. Holders of the preferred stock had no voting rights. The preferred stock ranked senior to the common stock. 3,000,000 shares were authorized, and 1,058,094 shares were issued and outstanding as of December 31, 1999. PCA incurred $3.5 million of issuance costs, which were being amortized through 2010 at which time the preferred stock was required to be redeemed.

8. MANDATORY REDEEMABLE PREFERRED STOCK *(Continued)*

PCA used substantially all of the net proceeds from its initial public offering to redeem all outstanding shares of its 12.375% senior exchangeable preferred stock due 2010 (1,058,094 shares as of March 3, 2000) at a redemption price of 112.375% of its liquidation preference, plus accrued and unpaid dividends through March 3, 2000, the date of redemption. The total paid to redeem the senior exchangeable preferred stock was $124.4 million, which included $5.5 million of accrued and unpaid dividends.

9. SHAREHOLDERS' EQUITY

On April 12, 1999, PCA issued 100 shares of Junior Preferred Stock, liquidation preference of $1.00 per share. Holders of the Junior Preferred Stock are not entitled to receive any dividends or distributions and had, prior to February 2, 2000, the right to elect one director to PCA's Board of Directors. Shares of Junior Preferred Stock may not be reissued after being reacquired in any manner by PCA. On December 20, 2000, PCA redeemed the Junior Preferred Stock.

In June 1999, PCA entered into management equity agreements with 125 of its management-level employees. Under these agreements, PCA Holdings LLC and Pactiv Corporation sold 3,132,800 shares of common stock to 113 of these employees at $4.55 per share. The stock purchased under the management equity agreements is subject to vesting. As of August 2001, the stock was fully vested. The management equity agreements also provide for the grant of options (see Note 16).

On October 19, 1999, PCA effected a 220-for-one stock split of its common stock which resulted in an increase in the number of shares outstanding from 430,000 to 94,600,000. All historical share numbers for PCA contained in the financial statements and related notes reflect the 220-for-one split.

On January 28, 2000, PCA became a publicly traded company through the initial public offering of its common stock in which Pactiv Corporation sold 35,000,000 of its 41,160,240 shares of common stock in PCA, and PCA issued an additional 11,250,000 shares. The net proceeds to PCA were approximately $126.4 million, after deducting underwriting discounts and offering expenses at an initial public offering price of $12.00 per share. PCA utilized these proceeds to redeem its senior exchangeable preferred stock (see Note 8).

On May 16, 2001, the Company announced a $100.0 million common stock repurchase program. PCA currently expects to repurchase the shares from time to time. Through December 31, 2001, the Company repurchased 2,323,200 shares of common stock for approximately $38.3 million. Of these shares, 3,000 were held in treasury at December 31, 2001 and were subsequently retired in January 2002. The remaining shares were retired prior to December 31, 2001.

10. COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company had authorized capital expenditures of approximately $44.5 million and $37.9 million as of December 31, 2001 and 2000, respectively, in connection with the expansion and replacement of existing facilities and equipment.

10. COMMITMENTS AND CONTINGENCIES (Continued)

Lease Commitments

The Company holds certain of its facilities, equipment, and other assets under long-term leases. The minimum lease payments under non-cancelable operating leases with lease terms in excess of one year are as follows:

(In thousands)	
2002	$ 18,283
2003	14,584
2004	11,260
2005	8,297
2006	5,204
Thereafter	37,613
Total	$ 95,241

Commitments under capital leases were not significant to the accompanying financial statements. Total lease expense for the years ended December 31, 2001 and 2000, and for the period from April 12, 1999 through December 31, 1999 was $26.7 million, $24.7 million and $15.0 million, respectively. These costs are included primarily in cost of goods sold.

Purchase Commitments

The Company has entered into various minimum purchase agreements to buy energy over periods ranging from one to three years at fixed prices. Total purchase commitments over the next three years are as follows:

(In thousands)	
2002	$23,379
2003	2,622
2004	2,622
Total	$28,623

These purchase agreements are not marked to market. The Company purchased approximately $18.8 million during the year ended December 31, 2001, $9.3 million during the year ended December 31, 2000, and $7.8 million during the period from April 12, 1999 through December 31, 1999 under these purchase agreements.

Litigation

On May 14, 1999, PCA was named as a defendant in a Consolidated Class Action Complaint which alleged a civil violation of Section 1 of the Sherman Act. The suit, captioned *Winoff Industries, Inc. v. Stone Container Corporation*, MDL No. 1261 (E.D. Pa.), names the Company as a defendant based solely on the allegation that PCA is successor to the interests of Tenneco Packaging Inc. and Tenneco Inc., both of which were also named as defendants in the suit, along with nine other linerboard manufacturers. The complaint alleges that the defendants, during the period October 1, 1993

10. COMMITMENTS AND CONTINGENCIES (Continued)

through November 30, 1995, conspired to limit the supply of linerboard, and that the purpose and effect of the alleged conspiracy was artificially to increase prices of corrugated containers. The plaintiffs have moved to certify a class of all persons in the United States who purchased corrugated containers directly from any defendant during the above period, and seek treble damages and attorneys' fees on behalf of the purported class. The Court granted plaintiffs' motion on September 4, 2001, but modified the proposed class to exclude those purchasers whose prices were "not tied to the price of linerboard". The defendants have appealed the Court's class certification decision, and that appeal is currently pending before the Court of Appeals for the Third Circuit. The case is currently set for trial in January 2003. PCA believes that the plaintiffs' allegations have no merit and intends to defend against the suit vigorously. PCA does not believe that the outcome of this litigation should have a material adverse effect on its financial position, results of operations, or cash flow.

The Company is involved in various legal proceedings and litigation arising in the ordinary course of business. In the opinion of management and in-house legal counsel, the outcome of such proceedings and litigation will not materially affect the Company's financial position or results of operations.

Environmental Liabilities

The estimated landfill closure and postclosure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas are accrued based on the landfill capacity used to date. Amounts are estimates using current technologies for closure and monitoring and are not discounted.

The potential costs for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. Liabilities recorded by the Company for environmental contingencies are estimates of the probable costs based upon available information and assumptions. Because of these uncertainties, however, PCA's estimates may change. PCA believes that any additional costs identified as further information becomes available would not have a material effect on its financial statements.

In the transactions, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing offsite waste disposal. Pactiv also retained environmental liability for a closed landfill located near the Filer City mill.

11. INCOME TAXES

Following is an analysis of the components of consolidated income tax expense (benefit):

(In thousands)	2001	2000	April 12, 1999 Through Dec. 31, 1999
Current—			
U.S.	$17,816	$ 30,273	$(16,207)
State and local	3,742	4,074	(1,083)
Total current provision for taxes	21,558	34,347	(17,290)
Deferred—			
U.S.	40,793	70,948	44,976
State and local	5,561	8,895	9,533
Total deferred provision for taxes	46,354	79,843	54,509
Total provision for taxes	$67,912	$114,190	$ 37,219

The effective tax rate varies from the U.S. Federal statutory tax rate principally due to the following:

(In thousands)	2001	2000	April 12, 1999 Through Dec. 31, 1999
Provision computed at U.S. Federal statutory rate of 35%	$61,402	$100,503	$ 29,623
State and local taxes	7,339	12,963	4,855
Other	(829)	724	2,761
Total	$67,912	$114,190	$ 37,239

11. INCOME TAXES (Continued)

The components of the deferred tax assets (liabilities) were as follows:

(In thousands)	December 31, 2001	December 31, 2000
Current deferred taxes—		
Accrued liabilities	$ 1,980	$ 2,313
Employee benefits and compensation	7,929	8,976
Reserve for doubtful accounts	1,365	1,675
Inventory	1,064	1,307
Pensions and postretirement benefits	1,808	85
Derivatives	(800)	—
Total current deferred taxes	$ 13,346	$ 14,356
Noncurrent deferred taxes—		
Pension and postretirement benefits	$ 3,042	$ 2,279
Excess of financial reporting over tax basis in plant and equipment	(209,170)	(181,071)
Accrued liabilities	(3,666)	11,536
Asset for alternative minimum tax credits	12,495	15,528
Derivatives	2,847	—
Total noncurrent deferred taxes	$(194,452)	$(151,728)

Cash payments for income taxes were $23.4 million and $23.7 million for the years ended December 31, 2001 and 2000, respectively, and $4.1 million for the period April 12, 1999 through December 31, 1999. As of December 31, 2001 and 2000, the Company has available for income tax purposes approximately $12.5 million and $15.5 million, respectively, in alternative minimum tax credits which may be used to offset future taxable income.

12. RELATED PARTY TRANSACTIONS

PCA owns 33⅓% interest in Southern Timber Venture, LLC ("STV"). At December 31, 2001, PCA has not guaranteed the debt of STV and has no future funding requirements.

PCA purchases pulpwood from STV in accordance with the terms of a fiber supply agreement between the two companies which expires December 31, 2017. The price of pulpwood in this agreement is based upon the fair market value of pulpwood and will be adjusted annually for any changes in market value beginning January 2003. PCA purchased $19.7 million and $1.7 million of pulpwood for its Counce, Tennessee and Valdosta, Georgia mills from STV during the year ended December 31, 2001 and from November 16, 2000, through December 31, 2000, respectively.

As Pactiv Corporation sold its remaining interest in PCA during the first half of 2001, it is no longer considered a related party. PCA's sales to Pactiv Corporation, which includes both containerboard and corrugated products, are included in the accompanying consolidated financial statements. The net sales to Pactiv Corporation for the year ended December 31, 2001 and 2000 were

12. RELATED PARTY TRANSACTIONS (*Continued*)

$92.9 million and $100.5 million, respectively. The net sales to Pactiv Corporation for the period April 12, 1999 through December 31, 1999 were approximately $57.4 million. The accounts receivable relating to these sales as of December 31, 2001 and 2000 were $9.3 million and $13.3 million, respectively.

PCA entered into a transition services agreement with Pactiv which provided for the performance of transitional services by Pactiv and its affiliates to PCA that PCA required to operate its business. These services included: payroll, general accounting, tax support, treasury/cash management, insurance/risk management, procurement, human resources, telecommunications and information services. The initial term of the transition services agreement was for one year, but was extended by PCA for an additional six month term. During the period April 12, 1999 through December 31, 1999, PCA paid Pactiv $6.5 million for these services. For the year 2000, PCA paid Pactiv $2.6 million. As of October 2000, the transition services agreement was terminated.

Pactiv also agreed to reimburse PCA for up to $5.4 million in expenditures incurred by PCA relating to system enhancement and year 2000 compliance in the transition services agreement. The full $5.4 million was received by PCA during 1999.

PCA and Pactiv entered into a facility use agreement which provides for PCA's use of a portion of Pactiv's headquarters located in Lake Forest, Illinois and certain building and business services through January, 2003. PCA paid Pactiv $1.8 million and $2.4 million for the years ended December 31, 2001 and 2000, respectively, and $1.5 million for the period April 12, 1999 through December 31, 1999.

13. RESTRUCTURING AND OTHER CHARGES

As part of the April 12, 1999 Transactions, the Company assumed accruals related to a previously recorded restructuring charge set forth below. This charge was recorded prior to the Transactions following approval by Tenneco's Board of Directors of a comprehensive restructuring plan for all of Tenneco's operations, including those of the Company. In connection with this restructuring plan, four corrugated facilities were closed and 109 positions were eliminated.

The following table reflects the components of this assumed accrual:

(In thousands)	Balance April 12, 1999	Activity	Balance Dec. 31, 1999	Activity	Balance Dec. 31, 2000	Activity	Balance Dec. 31, 2001
Severance	$1,087	$ 819	$ 268	$ 268	$ —	$ —	$—
Facility exit costs	1,920	278	1,642	1,489	153	138	15
Total accrual	$3,007	$1,097	$1,910	$1,757	$153	$138	$15

The fixed assets at the closed facilities were written down to their estimated fair value. No significant cash proceeds are expected from the ultimate disposal of these assets. The remaining liability balance at December 31, 2001 will be used for rent payments related to the closed facilities.

14. SALE OF TIMBERLANDS

In October and November, 1999, PCA completed the sales of approximately 405,000 acres of timberland. Total proceeds received from the sales were $263.3 million, resulting in a pre-tax gain of $12.2 million.

On November 16, 2000, PCA completed the sale of approximately 385,000 acres of timberland to Southern Timber Venture, LLC. The Company received $247.9 million in cash and a 33⅓% equity ownership interest in Southern Timber Venture, LLC. PCA recorded a pre-tax gain of $60.4 million, and a portion of the gain was not recognized as a result of PCA's continuing ownership interest.

15. ACQUISITIONS

On May 25, 2001, PCA International, Inc. a wholly owned subsidiary of PCA, was formed to acquire the assets of Sunbelt Packaging Services, Inc. for approximately $4.8 million. The transaction was completed on June 1, 2001. The purchase method of accounting was used to account for the acquisition. Sales and total assets of the acquisition were not material.

16. STOCK-BASED COMPENSATION

PCA entered into management equity agreements in June 1999 with 125 of its management-level employees. These agreements provide for the grant of options to purchase up to an aggregate of 6,576,460 shares of PCA's common stock at $4.55 per share, the same price per share at which PCA Holdings LLC purchased common stock in the Transactions. The agreement called for these options to vest ratably over a five-year period, or upon completion of an initial public offering, full vesting with contractual restrictions on transfer for a period of up to 18 months following completion of the offering. The options vested with the initial public offering in January 2000, and the restriction period ended August, 2001.

In October 1999, the Company adopted a long-term equity incentive plan, which provides for grants of stock options, stock appreciation rights (SARs), restricted stock and performance awards to directors, officers and employees of PCA, as well as others who engage in services for PCA. Under the plan, which will terminate on June 1, 2009, up to 4,400,000 shares of common stock is available for issuance under the long-term equity incentive plan.

16. STOCK-BASED COMPENSATION (Continued)

A summary of the Company's stock option activity, and related information for the years ended December 31, 2001 and 2000 and for the period January 25, 1999 through December 31, 1999 follows:

	Options	Weighted-Average Exercise Price
Balance, January 25, 1999	—	$ —
Granted	6,576,460	4.55
Exercised	—	—
Forfeited	(7,260)	4.55
Balance, December 31, 1999	6,569,200	$ 4.55
Granted	1,059,700	11.92
Exercised	(398,138)	4.55
Forfeited	(26,560)	6.88
Balance, December 31, 2000	7,204,202	$ 5.62
Granted	953,350	15.45
Exercised	(1,662,475)	4.59
Forfeited	(16,634)	11.18
Balance, December 31, 2001	6,478,443	$ 7.31

The following table summarizes information for options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Weighted-Avg Remaining Life	Weighted-Avg Exercise Price	Number	Weighted-Avg Exercise Price
$ 4.55	4,505,618	7.50	$ 4.55	4,505,618	$ 4.55
$10.44-$15.50	1,972,825	8.67	13.62	285,325	12.00
$ 4.55-$15.50	6,478,443	7.86	$ 7.31	4,790,943	$ 4.99

Black-Scholes option-pricing model assumptions and fair value for these options are shown in the following table:

	Year of Grant		
	2001	2000	1999
Actuarial assumptions			
Risk-free interest rate (%)	5.67	6.68	6.65
Expected life (years)	5	5	5
Volatility (%)	37.50	39.00	N/A
Dividend yield (%)	0.00	0.00	N/A
Weighted-average fair value ($)	6.52	5.36	1.29

16. STOCK-BASED COMPENSATION (Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock option plan under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123. Under APB No. 25, no compensation costs are recognized because the number of options is fixed and the option exercise price is equal to the fair market price of the common stock on the date of the grant. Under SFAS No. 123, stock options are valued at the grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company's net earnings and diluted earnings per common share for the years ended December 31, 2001 and 2000, and the period January 25, 1999 through December 31, 1999, would have been lower by $1.4 million or $0.01 per diluted common share, $5.1 million or $0.05 per diluted common share, and $0.6 million or $0.01 per diluted common share, respectively.

Packaging Corporation of America

Notes to Consolidated Financial Statements (Continued)

December 31, 2001

17. SUMMARIZED COMBINED FINANCIAL INFORMATION ABOUT GUARANTOR SUBSIDIARIES

The following is summarized aggregated financial information for PCA International, Inc., Packaging Credit Company, LLC, Dahlonega Packaging Corporation, Dixie Container Corporation, PCA Hydro, Inc., PCA Tomahawk Corporation and PCA Valdosta Corporation, each of which was a wholly-owned subsidiary of PCA and included in the Company's consolidated financial statements. Each of these subsidiaries fully, unconditionally, jointly and severally guaranteed $550.0 million in senior subordinated notes issued by PCA in connection with the Transactions. Effective January 1, 2000, Dahlonega Packaging Corporation, PCA Tomahawk Corporation and PCA Valdosta Corporation were merged into PCA. Separate financial statements of the guarantor subsidiaries are not presented because, in the opinion of management, such financial statements are not material to investors.

	PCA	Guarantor Subs	Non-Guarantor Subs	Eliminations	Total
(In thousands)					
December 31, 2001					
Current assets	$ 260,573	$ 69,568	$197,066	$ (78,990)	$ 448,217
Non-current assets	1,649,244	114,932	—	(240,613)	1,523,563
Total assets	1,909,817	184,500	197,066	(319,603)	1,971,780
Current liabilities	288,009	2,651	100	(98,865)	191,895
Non-current liabilities	883,799	252	126,000	—	1,010,051
Total liabilities	1,171,808	2,903	126,100	(98,865)	1,201,946
Net assets	$ 738,009	$181,597	$ 70,966	$(220,738)	$ 769,834
December 31, 2000					
Current assets	$ 192,295	$ 63,501	$207,976	$ (60,063)	$ 403,709
Non-current assets	1,663,269	65,883	—	(190,749)	1,538,403
Total assets	1,855,564	129,384	207,976	(250,812)	1,942,112
Current liabilities	278,581	3,441	1,372	(64,846)	218,548
Non-current liabilities	893,978	162	142,000	—	1,036,140
Total liabilities	1,172,559	3,603	143,372	(64,846)	1,254,688
Net assets	$ 683,005	$125,781	$ 64,604	$(185,966)	$ 687,424
Year ended December 31, 2001					
Net sales	$1,784,765	$ 5,191	$ —	$ —	$1,789,956
Pre-tax profit	131,731	76,620	19,865	(52,782)	175,434
Net income	79,012	48,482	12,549	(33,625)	106,418
Year ended December 31, 2000					
Net sales	$1,921,868	$ —	$ —	$ —	$1,921,868
Pre-tax profit	280,075	3,907	1,630	1,539	287,151
Net income	155,432	3,884	1,630	955	161,901
For the period January 25, 1999 through December 31, 1999					
Net sales	$1,273,401	$ 43,941	$ —	$ —	$1,317,342
Pre-tax profit	85,025	(389)	—	—	84,636
Net income	40,679	(179)	—	—	40,500

Packaging Corporation of America

Notes to Consolidated Financial Statements (Continued)

December 31, 2001

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal Quarter				
	First	Second	Third	Fourth	Total
(In thousands, except per share amounts)					
2001:					
Net sales	$454,666	$466,964	$455,214	$413,112	$1,789,956
Income before interest, taxes, cumulative effect of accounting change and extraordinary item	65,960	69,554	65,364	48,577	249,455
Net income available to common shareholders	27,619	31,259	29,154	18,386	106,418
Basic earnings per share	0.26	0.29	0.27	0.17	1.00
Diluted earnings per share	0.25	0.29	0.27	0.17	0.98
Stock price—high	16.50	16.98	20.70	18.64	20.70
Stock price—low	12.65	12.85	14.75	14.23	12.65
2000:					
Net sales	$475,890	$492,372	$487,676	$465,930	$1,921,868
Income before interest, taxes and extraordinary item	72,741	88,537	96,568	146,988	404,834
Net income	25,246	33,278	40,009	63,368	161,901
Net income available to common shareholders	6,609	33,278	40,009	63,368	143,264
Basic earnings per share	0.07	0.31	0.38	0.60	1.37
Diluted earnings per share	0.06	0.31	0.37	0.58	1.33
Stock price—high	12.19	12.75	13.19	16.81	16.81
Stock price—low	9.25	9.88	10.25	10.88	9.25
1999(2):					
Net sales	N/A(1)	$389,277(1)	$462,910	$465,155	$1,317,342
Income before interest, taxes and extraordinary item	N/A(1)	45,390(1)	63,824	83,016	192,230
Net income	N/A(1)	6,766(1)	14,167	19,567	40,500
Net income available to common shareholders	N/A(1)	4,088(1)	11,036	16,080	31,204
Basic earnings per share	N/A(1)	0.04(1)	0.12	0.18	0.34
Diluted earnings per share	N/A(1)	0.04(1)	0.11	0.17	0.32

Note: The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

(1) PCA acquired the Group on April 12, 1999. As such, operating results for the period prior to April 12, 1999 have been excluded from PCA's 1999 results.

(2) PCA became a publicly traded company on January 28, 2000, as such, there are no stock prices for 1999.

Report of Independent Public Accountants

To Tenneco Inc.:

We have audited the accompanying combined statements of assets, liabilities and interdivision account of **THE CONTAINERBOARD GROUP** (a division of Tenneco Packaging Inc., which is a Delaware corporation and a wholly owned subsidiary of Tenneco Inc.) as of April 11, 1999, and the related combined statements of revenues, expenses and interdivision account and cash flows for the period from January 1, 1999, through April 11, 1999. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Containerboard Group as of April 11, 1999, and the results of its operations and its cash flows for the period from January 1, 1999, through April 11, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
July 16, 1999

The Containerboard Group
(a Division of Tenneco Packaging Inc.)
Combined Statement of
Assets, Liabilities and Interdivision Account
As of April 11, 1999
(In thousands)

ASSETS

Current assets:	
Cash	$ 1
Accounts receivable (net of allowance for doubtful accounts of $3,947)	171,710
Receivables from affiliated companies	9,037
Notes receivable	27,933
Inventories	158,233
Prepaid expenses and other current assets	32,950
Total current assets	399,864
Property, plant and equipment, at cost:	
Land, timber, timberlands and buildings	701,922
Machinery and equipment	1,864,962
Other, including construction in progress	110,842
Less—Accumulated depreciation and depletion	(757,476)
Property, plant and equipment, net	1,920,250
Intangibles	1,942
Investment	1,388
Other long-term assets	67,645
Total assets	$2,391,089

LIABILITIES AND INTERDIVISION ACCOUNT

Current liabilities:	
Accounts payable	$ 114,050
Payables to Tenneco affiliates	7,652
Current portion of long-term debt	31,841
Accrued liabilities	64,371
Total current liabilities	217,914
Long-term liabilities:	
Long-term debt, net of current portion	1,728,625
Deferred taxes	263,936
Other	23,917
Total long-term liabilities	2,016,478
Interdivision account	156,697
Total liabilities and interdivision account	$2,391,089

The accompanying notes to combined financial statements are an integral part of these statements.

The Containerboard Group
(a Division of Tenneco Packaging Inc.)
Combined Statement of Revenues,
Expenses and Interdivision Account
For the Period from January 1, 1999, Through April 11, 1999
(In thousands)

Net sales	$ 453,207
Cost of sales	(387,508)
Gross profit	65,699
Selling and administrative expenses	(30,584)
Impairment loss	(230,112)
Other expense, net	(2,207)
Corporate allocations	(14,890)
Loss before interest, income taxes and extraordinary loss	(212,094)
Interest expense, net	(221)
Loss before income taxes and extraordinary loss	(212,315)
Benefit for income taxes	83,716
Extraordinary loss, net of income tax	(6,327)
Net loss	(134,926)
Interdivision account, beginning of period	908,392
Interdivision account activity, net	(616,769)
Interdivision account, end of period	$ 156,697
Basic and diluted earnings per share (unaudited):	
Loss before extraordinary item	$ (1.36)
Extraordinary item	(.07)
Net loss per common share	$ (1.43)
Weighted average common shares outstanding	94,600

The accompanying notes to combined financial statements are an integral part of these statements.

The Containerboard Group
(a Division of Tenneco Packaging Inc.)
Combined Statement of Cash Flows
For the Period from January 1, 1999, Through April 11, 1999
(In thousands)

Cash flows from operating activities:	
Net loss	$ (134,926)
Adjustments to reconcile net loss to net cash provided by operating activities—	
Depreciation, depletion and amortization	30,905
Extraordinary loss—early debt extinguishment	6,327
Loss on sale of assets	230,112
Amortization of deferred gain	(493)
Increase in deferred income taxes	9,782
Undistributed earnings of affiliated companies	(106)
Increase in other noncurrent reserves	56
Total charges to net income not involving cash	276,583
Changes in noncash components of working capital—	
Working capital transactions, excluding transactions with Tenneco and working capital from acquired businesses—	
Decrease (increase) in current assets—	
Accounts and notes receivable	(8,183)
Inventories, net	(7,514)
Prepaid expenses and other current assets	4,201
(Decrease) increase in current liabilities—	
Accounts payable	26,996
Accrued liabilities	(3,508)
Net decrease in noncash components of working capital	11,992
Net cash provided by operating activities	153,649
Cash flows from investing activities:	
Additions to property, plant and equipment	(1,128,255)
Other long-term assets	2,284
Proceeds from disposals	825
Other transactions, net	4,001
Net cash used for investing activities	(1,121,145)
Cash flows from financing activities:	
Proceeds from long-term debt issued	1,760,000
Payments on long-term debt	(27,550)
Decrease in interdivision account	(616,769)
Working capital transactions with Tenneco and affiliated companies—	
Decrease in receivables from affiliated companies	1,353
Decrease in factored receivables	(150,099)
Increase in accounts payable to affiliated companies	561
Net cash provided by financing activities	967,496
Net change in cash	
Cash, beginning of period	1
Cash, end of period	$ 1

The accompanying notes to combined financial statements are an integral part of these statements.

The Containerboard Group
(a Division of Tenneco Packaging Inc.)
Notes to Combined Financial Statements
April 11, 1999

1. BUSINESS DESCRIPTION

The Containerboard Group (the "Group") is a division of Tenneco Packaging Inc., ("Packaging") which is a wholly owned subsidiary of Tenneco Inc. ("Tenneco"). The Group is comprised of mills and corrugated products operations. Madison Dearborn Partners, LLC ("MDP"), is a private equity investment firm.

The Mill operations ("The Mills") consist of two Kraft linerboard mills located in Counce, Tennessee, and Valdosta, Georgia, and two medium mills located in Filer City, Michigan, and Tomahawk, Wisconsin. The Mills also include two recycling centers located in Nashville, Tennessee, and Jackson, Tennessee. The Mills also control and manage approximately 950,000 acres of timberlands. The Mills transfer the majority of their output to The Corrugated Products operations ("Corrugated").

Corrugated operations consist of 39 corrugated combining plants, 28 specialty/sheet plants and 5 design centers. All plants are located in North America. Corrugated combines linerboard and medium (primarily from The Mills) into sheets that are converted into corrugated shipping containers, point-of-sale graphics packaging, point-of-purchase displays and other specialized packaging. Corrugated sells to diverse customers primarily in North America.

On January 25, 1999, Packaging entered into a definitive agreement (the "Contribution Agreement") to sell its containerboard and corrugated packaging products business to Packaging Corporation of America ("PCA") for $2.2 billion. Under the terms of the Contribution Agreement, PCA Holdings, an entity organized and controlled by MDP and its coinvestors, acquired a 55% common equity interest in PCA, and Packaging contributed the Group to PCA in exchange for cash, the assumption of debt and a 45% common equity interest in PCA (in each case before giving effect to issuances of common equity to management).

The sale was completed on April 12, 1999. The financing of the transaction consisted of borrowings under a new $1.46 billion senior credit facility, the offering of notes and preferred stock, the cash equity investment of $236.5 million by PCA Holdings and a rollover equity investment by Packaging valued at $193.5 million.

The Group's sales to other Packaging entities and other Tenneco entities are included in the accompanying combined financial statements. The net sales to other Packaging entities for the period from January 1, 1999, through April 11, 1999, were approximately $21,350,000. The net sales to other Tenneco entities for the period from January 1, 1999, through April 11, 1999, were approximately $3,298,000. The profit relating to these sales is included in the accompanying combined financial statements.

As a result of the Group's relationship with Packaging, the combined statements of assets, liabilities and interdivision account and the related combined statements of revenues, expenses and interdivision account are not necessarily indicative of what actually would have occurred had the Group been a stand-alone entity. Additionally, these combined financial statements are not necessarily indicative of the future financial position or results of operations of the Group.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements include the selected assets and liabilities of the Group as of April 11, 1999, and the revenues and expenses of the Group for the period January 1, 1999, through April 11, 1999. All significant intragroup accounts and transactions have been eliminated.

Revenue Recognition

The Group recognizes revenue as products are shipped to customers.

Accounts Receivable

Historically, a substantial portion of the Group's trade accounts receivable were sold by Packaging, generally without recourse, to a financing subsidiary of Tenneco Inc. Expenses relating to cash discounts, credit losses, pricing adjustments and other allowances on these factored receivables are accrued and charged to the Group. As part of the Containerboard transaction, these receivables were purchased by Packaging from the financing subsidiary and contributed to PCA. All purchase and sale transactions were consummated at fair value, which was the same as the net book value of the receivables as reflected on the Group's financial statements prior to the initial sale. Therefore, due to the pending sale transaction, the amount of trade accounts receivable sold was $0 at April 11, 1999.

Inventories

Raw materials and finished goods are valued using the last-in, first-out ("LIFO") cost method and include material, labor and manufacturing-related overhead costs. Supplies and materials inventories are valued using a moving average cost. All inventories are stated at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Interest costs relating to construction in progress are capitalized based upon the total amount of interest cost (including interest costs on notes payable to Tenneco) incurred by Packaging.

The amount of interest capitalized related to construction in progress at the Group was approximately $19,000 for the period ended April 11, 1999.

Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. The following useful lives are used for the various categories of assets:

Buildings and land improvements	5 to 40 years
Machinery and equipment	3 to 25 years
Trucks and automobiles	3 to 10 years
Furniture and fixtures	3 to 20 years
Computers and software	3 to 7 years
Leasehold improvements	Period of the lease

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Timber depletion is provided on the basis of timber cut during the period related to the estimated quantity of recoverable timber. Assets under capital leases are depreciated on the straight-line method over the term of the lease.

Expenditures for repairs and maintenance are expensed as incurred.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows is required.

Changes in Accounting Principles

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This statement is effective for all fiscal years beginning after June 15, 2000. The adoption of this new standard is not expected to have a significant effect on the Group's financial position or results of operations.

In April, 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities to be expensed as incurred. This statement is effective for fiscal years beginning after December 15, 1998. The statement requires capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Tenneco adopted this new accounting principle in the first quarter of 1999. The adoption of this new standard did not have a significant effect on the Group's financial position or results of operations.

In March, 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. This statement will be applied prospectively and is effective for fiscal years beginning after December 15, 1998. The adoption of this new standard did not have a significant effect on the Group's financial position or results of operations.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Freight Trades

The Group regularly trades containerboard with other manufacturers primarily to reduce shipping costs. The freight trade transactions are accounted for primarily as transactions in the inventory accounts; the impact on income is not material.

Environmental Liabilities

The estimated landfill closure and postclosure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas are accrued based on the landfill capacity used to date. Amounts are estimates using current technologies for closure and monitoring and are not discounted.

The potential costs related to the Group for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. Liabilities recorded by the Group for environmental contingencies are estimates of the probable costs based upon available information and assumptions relating to the Group. Because of these uncertainties, however, the Group's estimates may change. The Group believes that any additional costs identified as further information becomes available would not have a material effect on the combined statements of assets, liabilities and interdivision account or revenues, expenses and interdivision account of the Group.

Combined Statements of Cash Flows

As a division of Packaging, the Group does not maintain separate cash accounts other than for petty cash. The Group's disbursements for payroll, capital projects, operating supplies and expenses are processed and funded by Packaging through centrally managed accounts. In addition, cash receipts from the collection of accounts receivable and the sales of assets are remitted directly to bank accounts controlled by Packaging. In this type of centrally managed cash system in which the cash receipts and disbursements of Packaging's various divisions are commingled, it is not feasible to segregate cash received from Packaging (e.g., as financing for the business) from cash transmitted to Packaging (e.g., as a distribution). Accordingly, the net effect of these cash transactions with Packaging are presented as a single line item within the financing section of the cash flow statements. Similarly, the activity of the interdivision account presents the net transfer of funds and charges between Packaging and the Group as a single line item.

Research and Development

Research and development costs are expensed as incurred. The amounts charged were $1,015,000 from January 1, 1999, through April 11, 1999.

Intangible Assets

The Group has capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at the date of acquisition. Amortization is provided for these intangible assets

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

on a straight-line basis over periods ranging from 3 to 10 years. Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements. Such amortization amounted to $890,000 as of April 11, 1999.

Intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows through the remaining amortization period associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows is required.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

The Group adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," in 1998 and determined that the Group is primarily engaged in one line of business: the manufacture and sale of packaging materials, boxes and containers for industrial and consumer markets. No single customer accounts for more than 10% of total revenues. The Group has no foreign operations.

Earnings Per Share (unaudited)

Earnings per share has been calculated using the historical earnings of the Group and the number of shares resulting from the April 12, 1999 transaction (430,000 common shares), as adjusted to reflect the anticipated 220-for-one stock split. For the period presented, basic and diluted earnings per share are the same because there are not potentially dilutive securities.

3. INVESTMENT IN JOINT VENTURE

The Group has a 50% U.S. joint venture with American Cellulose Corporation to manufacture and market hardwood chips. The net investment, which was accounted for under the equity method, was $1,388,000 as of April 11, 1999.

4. LONG-TERM DEBT

(In thousands)	As of April 11, 1999
Senior subordinated notes, interest at 9.625%, payable semiannually, due in 2009	$ 550,000
Senior credit facility—	
Term loan A, interest at LIBOR plus 2.75%, due in varying quarterly installments through 2005	460,000
Term loan B, interest at LIBOR plus 3.25%, due in varying quarterly installments through 2007	375,000
Term loan C, interest at LIBOR plus 3.50%, due in varying quarterly installments through 2008	375,000
Other obligations	466
Total	1,760,466
Less—Current portion	31,841
Total long-term debt	$1,728,625

As of April 11, 1999, the annual payments for debt during the next five years and thereafter are (in thousands): $31,841 (1999), $35,699 (2000), $67,570 (2001), $97,570 (2002), $107,536 (2003) and $1,420,250 (2004 and thereafter).

In February, 1999, Tenneco Inc. paid off the remaining note payable as it relates to the Counce Limited Partnership. The payment was $27,220,000, including a $10,456,000 premium payment (net of tax $6,327,000) for the early extinguishment of debt.

Going-forward, PCA's various debt agreements require that it comply with certain covenants and restrictions, including specific financial ratios that must be maintained on the last day at the end of each fiscal quarter. Under the provisions of the credit agreement dated April 12, 1999 ("Credit Agreement"), PCA must maintain a consolidated interest coverage ratio of a minimum of 1.5 beginning on September 30, 1999, increasing per the guidelines set forth in the Credit Agreement to 2.5 as of March 31, 2005, and each fiscal quarter thereafter. Also, PCA must not exceed a leverage ratio of 6.75 at September 30, 1999, decreasing per the guidelines set forth in the Credit Agreement to 4.0 as of March 31, 2006, and each fiscal quarter thereafter. Lastly, PCA must maintain a minimum consolidated net worth beginning on June 30, 1999 of $315,000,000, increasing per the guidelines set forth in the Credit Agreement to $690,000,000 as of March 31, 2008.

In May through October of 1999, PCA made voluntary prepayments totaling approximately $322,100,000 using excess cash and proceeds from the sale of certain timberlands to permanently reduce its borrowings under the term loans. As a result of this prepayment, no payments will be required under any of the term loans until December, 2001.

5. PENSION AND OTHER BENEFIT PLANS

Substantially all of the Group's salaried and hourly employees are covered by retirement plans sponsored by Packaging and Tenneco. Benefits generally are based on years of service and, for most salaried employees, on final average compensation. Packaging's funding policies are to contribute to the plans, at a minimum, amounts necessary to satisfy the funding requirements of federal laws and regulations. The assets of the plans consist principally of listed equity and fixed and variable income securities, including Tenneco Inc. common stock.

The Group's eligible salaried employees participate in the Tenneco Inc. Retirement Plan (the "Retirement Plan"), a defined benefit plan, along with other Tenneco divisions and subsidiaries. The pension expense allocated to the Group by Packaging for this plan was approximately $1,696,000 for the period ended April 11, 1999. Amounts allocated are principally determined based on payroll. This plan is overfunded and a portion of the prepaid pension costs has not been allocated to the Group.

The Group's eligible hourly employees participate in the Tenneco Packaging Pension Plan for Certain Hourly-Rated Employees, also a defined benefit plan, along with other Packaging divisions. As stated, due to the fact that other divisions within Packaging participate in the plan, certain of the disclosures required by SFAS No. 132, "Employers' Disclosures About Pension and Other Postretirement Benefits, such as a summary of the change in benefit obligation and the change in plan assets, are not available. Actuarial information as of April 11, 1999 is not available and in connection with the sale of the Group as described in Note 1 to these financial statements, the pension asset allocated to the Group will be excluded from the sale transaction and remain with Tenneco. As such, the actuarial information below is reported as of December 31, 1998.

The net pension income allocated to the Group for this plan was $213,000 for the period ended April 11, 1999. This plan is overfunded, and a portion of the related pension asset of $41,965,000 for April 11, 1999, has been allocated to the Group and is included in Other Long-Term Assets.

Actuarially allocated net pension cost for the Group's defined benefit plans, excluding the Retirement Plan, consists of the following components for the year ended December 31, 1998 (in thousands):

Service cost—benefits earned during the year	$ 3,112
Interest cost on projected benefit obligations	6,990
Expected return on plan assets	(11,312)
Amortization of—	
Transition liability	(164)
Unrecognized loss	—
Prior service cost	908
Net pension income	$ (466)

5. PENSION AND OTHER BENEFIT PLANS (Continued)

The funded status of the Group's allocation of defined benefit plans, excluding the Retirement Plan, reconciles with amounts recognized in the 1998 statements of assets and liabilities and interdivision account as follows (in thousands):

Actuarial present value at September 30, 1998—	
Vested benefit obligation	$ (98,512)
Accumulated benefit obligation	(108,716)
Projected benefit obligation	$(108,716)
Plan assets at fair value at September 30, 1998	146,579
Unrecognized transition liability	(1,092)
Unrecognized net gain	(14,623)
Unrecognized prior service cost	13,455
Prepaid pension cost at December 31, 1998	$ 35,603

The weighted average discount rate used in determining the actuarial present value of the benefit obligations was 7.00% for the year ended December 31, 1998. The weighted average expected long-term rate of return on plan assets was 10% for 1998.

Middle management employees participate in a variety of incentive compensation plans. These plans provide for incentive payments based on the achievement of certain targeted operating results and other specific business goals. The targeted operating results are determined each year by senior management of Packaging. The amounts charged to expense for these plans were $1,599,000 for the period ended April 11, 1999.

In June, 1992, Tenneco initiated an Employee Stock Purchase Plan ("ESPP"). The plan allows U.S. and Canadian employees of the Group to purchase Tenneco Inc. common stock through payroll deductions at a 15% discount. Each year, an employee in the plan may purchase shares with a discounted value not to exceed $21,250. The weighted average fair value of the employee purchase right, which was estimated using the Black-Scholes option pricing model and the assumptions described below except that the average life of each purchase right was assumed to be 90 days, was $6.31 for the period ended December 31, 1998. The ESPP was terminated as of September 30, 1996. Tenneco adopted a new employee stock purchase plan effective April 1, 1997. Under the respective ESPPs, Tenneco sold 36,883 shares to Group employees for the period ended April 11, 1999.

In December, 1996, Tenneco adopted the 1996 Stock Ownership Plan, which permits the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights, and stock options to officers and employees of Tenneco. Tenneco can issue up to 17,000,000 shares of common stock under this plan, which will terminate December 31, 2001.

The April 11, 1999, fair market value of the options granted was calculated using Tenneco's stock price at the grant date and multiplying the amount by the historical percentage of past Black-Scholes pricing values fair value (approximately 25%). The fair value of each stock option issued by Tenneco to the Group in prior periods was estimated on the date of grant using the Black-Sholes option pricing model using the following ranges of weighted average assumptions for grants during the past three

5. PENSION AND OTHER BENEFIT PLANS (Continued)

years: (a) risk-free interest rate ranging from 5.7% to 6.7%, (b) expected lives ranging from 5.0 years to 19.7 years, (c) expected volatility ranging from 24.6% to 27.8%, and (d) dividend yields ranging from $10.91 to $13.99.

The Group applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to its stock-based compensation plans. The Group recognized after-tax stock-based compensation expense of approximately $146,000 for the period ended April 11, 1999. Had compensation costs for the Group's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates for the awards under those plans, the Group's pro forma net income for the year ended April 11, 1999, would have been lower by $734,000.

6. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

In addition to providing pension benefits, the Group provides certain health care and life insurance benefits for certain retired and terminated employees. A substantial number of the Group's employees may become eligible for such benefits if they reach normal retirement age while working for the Group. The cost of these benefits for salaried employees is allocated to the Group by Packaging through a payroll charge and the interdivision account. Amounts allocated are principally determined based on payroll. The net obligation for these salaried benefits is maintained by Packaging and is not included in the liabilities section of the accompanying combined statements of assets, liabilities and interdivision account for the Group's share of the obligation.

Currently, the Group's postretirement benefit plans are not funded and a portion of the related postretirement obligation has been allocated to the Group. However, due to the fact that other divisions participate in the plan, certain of the disclosures required by SFAS No. 132, such as a summary of the change in benefit obligation, are not available. Actuarial information as of April 11, 1999, is not available and in connection with the sale of the Group as described in Note 1 to these financial statements, the long-term portion of the postretirement liability will not be assumed by PCA but will remain with Tenneco. As such, the actuarial information below is reported as of December 31, 1998, and the portion of the liability allocated as of April 11, 1999, is the same as the allocated amount as of December 31, 1998.

6. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (Continued)

The obligation of the plans, related to hourly employees, reconciles with amounts recognized in the combined statements of assets, liabilities and interdivision account at December 31, 1998, and April 11, 1999, as follows (in thousands):

Actuarial present value at September 30—	
Accumulated postretirement benefit obligation—	
Retirees and beneficiaries	$ (8,401)
Fully eligible active plan participants	(3,582)
Other active plan participants	(2,950)
Total	(14,933)
Plan assets at fair value at September 30	—
Funded status	(14,933)
Claims paid during the fourth quarter	473
Unrecognized prior service cost	—
Unrecognized net gain	(1,764)
Accrued postretirement benefit cost at December 31	$(16,224)

The net periodic postretirement benefit costs as determined by actuaries for hourly employees for 1998 consist of the following components (in thousands):

Service cost	$ 159
Interest cost	1,024
Amortization of net (gain) loss	(138)
Amortization of prior service cost	(293)
Net periodic postretirement benefit cost	$ 752

The amounts expensed by the Group may be different because it was allocated by Packaging.

The weighted average assumed health care cost trend rate used in determining the 1998 accumulated postretirement benefit obligation was 5%.

Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of September 30, 1998, by approximately $1,268,000, and would increase the net postretirement benefit cost for 1998 by approximately $130,000.

The discount rate (which is based on long-term market rates) used in determining the accumulated postretirement benefit obligation was 7% for 1998.

7. INVENTORIES

The components of inventories as of April 11, 1999, are as follows (in thousands):

Raw materials	$ 87,159
Work in process and finished goods	22,419
Materials and supplies	48,655
	$158,233

The amount by which current FIFO cost exceeded the stated LIFO inventory was $22,588,000 as of April 11, 1999.

8. RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 1998, the Group recorded a pretax restructuring charge of approximately $14 million. This charge was recorded following the approval by Tenneco's Board of Directors of a comprehensive restructuring plan for all of Tenneco's operations, including those of the Group. In connection with this restructuring plan, the Group will close four corrugated facilities and eliminate 109 positions.

The following table reflects components of this charge (in thousands):

Component	Balance, December 31, 1998	Interim Activity	Balance April 11, 1999
Cash charges—			
Severance	$4,283	$1,290	$2,993
Facility exit costs and other	3,447	748	2,699
Total cash charges	7,730	2,038	5,692
Noncash charges—			
Asset impairments	1,596	1,510	86
	$9,326	$3,548	$5,778

Asset impairments are comprised mainly of goodwill totaling approximately $1,510,000 related to two of the facilities. The fixed assets at the closed facilities were written down to their estimated fair value. No significant cash proceeds are expected from the ultimate disposal of these assets. Of the $5,692,000 remaining cash charges at April 11, 1999, approximately $4,514,000 is expected to be spent in 1999. The actions contemplated by the restructuring plan should be substantially completed during 1999.

9. IMPAIRMENT LOSS

As a result of the sale transaction (Note 1), Tenneco recognized a pretax loss in the first quarter of 1999 of approximately $293 million. Part of that loss consisted of an impairment charge relating to the Group's property, plant and equipment and intangible assets, which was pushed down to the

9. IMPAIRMENT LOSS (Continued)

accompanying combined financial statements. The amount of the impairment charge was approximately $230.1 million.

The impairment charge of $230.1 million has been allocated to the following financial statement line items (in thousands):

Intangibles	$ 46,206
Machinery and equipment	183,906
Total	$230,112

The impairment charge will first be applied against the goodwill specifically attributable to the containerboard assets and the remaining amount will be applied against plant, property and equipment.

10 INCOME TAXES

The Group's method of accounting for income taxes requires that a deferred tax be recorded to reflect the tax expense (benefit) resulting from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

As a division, this Group is not a taxable entity. For purposes of these combined financial statements, income taxes have been allocated to the Group and represent liabilities to Packaging.

Following is an analysis of the components of combined income tax benefit through April 11, 1999 (in thousands):

Current—	
U.S.	$82,867
State and local	10,630
	93,497
Deferred—	
U.S.	(8,670)
State and local	(1,111)
	(9,781)
Income tax benefit	$83,716

The primary difference between income taxes computed at the statutory U.S. federal income tax rate and the income tax benefit in the combined statement of revenues, expenses and interdivision account is due to the effect of state income taxes.

10 INCOME TAXES (Continued)

The components of the deferred tax assets (liabilities) at April 11, 1999, were as follows (in thousands):

Current deferred taxes—	
Accrued liabilities	$ 10,232
Employee benefits and compensation	(6,314)
Reserve for doubtful accounts	1,148
Inventory	829
Pensions and postretirement benefits	(3,154)
State deferred tax	10,695
Other	(75)
Total current deferred taxes	13,361
Noncurrent deferred taxes—	
Pension and postretirement benefits	13,945
Excess of financial reporting over tax basis in plant and equipment	(302,029)
Accrued liabilities	1,130
Capital leases	9,333
Other	13,685
Total noncurrent deferred taxes	(263,936)
Net deferred tax liabilities	$(250,575)

11. ASSETS, LIABILITIES AND OTHER EXPENSE, NET DETAIL

Prepaid Expenses and Other Current Assets

The components of prepaid expenses and other current assets include (in thousands):

Prepaid stumpage	$13,877
Deferred taxes	13,361
Prepaid professional services	2,392
Other	3,320
Total	$32,950

11. ASSETS, LIABILITIES AND OTHER EXPENSE, NET DETAIL (Continued)

Other Long-Term Assets

The components of the other long-term assets include (in thousands):

Prepaid pension cost	$41,965
Deferred software	12,556
Timberland rights	11,739
Other	1,385
Total	$67,645

Accrued Liabilities

The components of accrued liabilities include (in thousands):

Accrued payroll, vacation and taxes	$29,608
Accrued insurance	11,618
Accrued volume discounts and rebates	5,414
Restructuring	5,778
Current portion of accrued postretirement benefit cost	1,460
Shutdown reserve	988
Other	9,505
Total	$64,371

Other Long-Term Liabilities

The components of the other long-term liabilities include (in thousands):

Accrued postretirement benefit cost	$14,764
Environmental liabilities	7,034
Other	2,119
Total	$23,917

Other Expense, Net

The components of other expense, net include (in thousands):

Discount on sale of factored receivables	$(2,369)
Other	162
Total	$(2,207)

12. RELATED-PARTY TRANSACTIONS

Funding of Cash Requirements

As discussed in Note 2, Packaging provides centralized treasury functions and financing for the Group including funding of its cash requirements for processing of accounts payable and payroll requirements.

Corporate Allocations

Packaging and Tenneco provide various services to the Group, including legal, human resources, data processing systems support, training, finance and treasury, public relations and insurance management. These expenses are allocated based on a combination of factors such as actual usage of the service provided, revenues, gross salaries and fixed assets and may not reflect actual costs the Group would incur if it were a stand-alone entity.

Certain receivables and transactions resulting from the financing relationship between Packaging and Tenneco are not reflected in the accompanying financial statements.

Insurance and Benefits

The Group is self-insured for medical benefits and workers' compensation. Expenses related to workers' compensation, health care claims for hourly and salaried workers and postretirement health care benefits for hourly and salaried workers are determined by Packaging and are allocated to the Group. The Group incurred charges of $9,337,000 for health care and $1,801,000 for workers' compensation for the period ended April 11, 1999.

In general, all costs and expenses incurred and allocated are based on the relationship the Group has with Tenneco. If the Group had been a stand-alone entity, the costs and expenses would differ.

13. COMMITMENTS AND CONTINGENCIES

The Group had authorized capital expenditures of approximately $55,358,000 as of April 11, 1999, in connection with the expansion and replacement of existing facilities.

The Group is involved in various legal proceedings and litigation arising in the ordinary course of business. In the opinion of management and in-house legal counsel, the outcome of such proceedings and litigation will not materially affect the Group's financial position or results of operations.

14. LEASES

Rental expense included in the accompanying combined financial statements was $25,411,000 for the period ended April 11, 1999. These costs are primarily included in cost of goods sold.

As a result of the sale of the Group, Packaging received total consideration of $2.2 billion, which includes the $1.1 billion used to buy out certain timber and mill operating leases prior and concurrent

14. LEASES (Continued)

to the sale transaction on April 12, 1999. Therefore, the remaining outstanding aggregate minimum rental commitments under noncancelable operating leases are as follows:

(In thousands)	
Remainder of 1999	$ 7,606
2000	7,583
2001	4,891
2002	3,054
2003	1,415
Thereafter	1,178
Total	$25,727

15. SALE OF ASSETS

In the second quarter of 1996, Packaging entered into an agreement to form a joint venture with Caraustar Industries whereby Packaging sold its two recycled paperboard mills and a fiber recycling operation and brokerage business to the joint venture in return for cash and a 20% equity interest in the joint venture. Proceeds from the sale were approximately $115 million and the Group recognized a $50 million pretax gain ($30 million after taxes) in the second quarter of 1996.

In June, 1998, Packaging sold its remaining 20% equity interest in the joint venture to Caraustar Industries for cash and a note of $26,000,000. The Group recognized a $15 million pretax gain on this transaction. At April 11, 1999, the balance of the note with accrued interest is $27,122,000. The note was paid in June, 1999.

16. SUBSEQUENT EVENTS

On August 25, 1999, PCA and Packaging agreed that the acquisition consideration should be reduced as a result of a postclosing price adjustment by an amount equal to $20 million plus interest through the date of payment by Packaging. The Group recorded $11.9 million of this amount as part of the impairment charge on the accompanying financial statements, representing the amount that was previously estimated by Packaging. PCA intends to record the remaining amount in September, 1999.

In August, 1999, PCA signed purchase and sales agreements with various buyers to sell approximately 405,000 acres of timberland. PCA has completed the sale of approximately 260,000 of these acres and expects to complete the sale of the remaining acres by mid-November, 1999.

PACKAGING CORPORATION OF AMERICA

Board of Directors and Officers

Directors

Henry F. Frigon
Private Investor and Business Consultant. Retired President and Chief Executive Officer, BATUS, Inc.

Louis A. Holland
Founder, Managing Partner and Chief Investment Officer, Holland Capital Management

Justin S. Huscher
Managing Director, Madison Dearborn Partners, Inc.

Samuel M. Mencoff
Managing Director, Madison Dearborn Partners, Inc.

Thomas S. Souleles
Managing Director, Madison Dearborn Partners, Inc.

Paul T. Stecko
Chairman and Chief Executive Officer, Packaging Corporation of America

Rayford K. Williamson
Retired President, BE&K Engineering Company

Executive Officers

Paul T. Stecko
Chairman and Chief Executive Officer

William J. Sweeney
Executive Vice President, Corrugated Products

Mark W. Kowlzan
Senior Vice President, Containerboard

Richard B. West
Senior Vice President, Chief Financial Officer and Corporate Secretary

Andrea L. Davey
Vice President, Human Resources

Officers

Charles G. Colby
Vice President, Graphic Packaging & Display

Dwight G. Ebeling
Vice President, Area General Manager

Gerald D. Greeter
Vice President, Containerboard Sales

F. Wayne Gregg
Vice President, Area General Manager

Dwight L. Haley
Vice President, Area General Manager

Thomas A. Hassfurther
Vice President, Sales & Marketing

John R. Martin
Vice President, Manufacturing Services

James A. McKee
Vice President, Area General Manager

Robert A. Schneider
Vice President, Chief Information Officer

Anil Sethy
Vice President, Engineering

Bryan L. Sorensen
Vice President, Operation Services

V. Rollie Sumwalt
Vice President, Area General Manager

Thomas W.H. Walton
Vice President, Area General Manager

Shareholder Information

Shareholder Services

To transfer securities, change address or replace lost certificates, write to: Packaging Corporation of America Shareholder Services, c/o EquiServe Trust Company N.A., P.O. Box 2500, Jersey City, NJ 07303

Stock Exchange Information

Packaging Corporation of America's common stock is listed on the New York Stock Exchange under the symbol PKG. PCA became a public company on January 28, 2000.

Carioti • Santos Design, Chicago


PACKAGING CORPORATION OF AMERICA

1900 West Field Court, Lake Forest, IL 60045
Toll Free: (800) 456-4725
For Investor Relations: (877) 454-2509
www.packagingcorp.com